Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 14, 2018

To the Shareholders and the Board of Directors of Woori Bank

Report on the Separate Financial Statements

We have audited the accompanying separate financial statements of Woori Bank (the “Bank”). The separate financial statements consist of the separate statements of financial position as of December 31, 2017 and 2016, respectively, and the related separate statements of comprehensive income, separate statements of changes in shareholders’ equity and separate statements of cash flows, all expressed in Korean won, for the years ended December 31, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an audit opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2017 and 2016, respectively, and its financial performance and its cash flows for the years ended December 31, 2017 and 2016, respectively, in accordance with K-IFRS.

March 14, 2018

Notice to Readers

This report is effective as of March 14, 2018, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditors’ report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters:	(Address) 51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
	(Korean won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,328,960	6,104,029
Financial assets at FVTPL (Notes 4, 7, 11, 12, 18 and 26)	4,133,724	4,076,872
AFS financial assets (Notes 4, 8, 11, 12 and 18)	14,186,704	18,105,862
HTM financial assets (Notes 4, 9, 11, 12 and 18)	16,638,727	13,792,266
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	248,810,624	241,508,048
Investments in subsidiaries and associates (Note 13)	4,148,795	3,779,169
Investment properties (Note 14)	350,235	348,393
Premises and equipment (Note 15)	2,374,590	2,342,280
Intangible assets (Note 16)	303,325	242,230
Assets held for sale (Note 17)	46,183	2,342
Deferred tax assets (Note 42)	238,543	162,211
Derivative assets (Notes 4,11, 12 and 26)	59,272	140,577
Net defined benefit assets (Note 24)	—	70,938
Other assets (Notes 19 and 45)	117,889	96,926

Total assets	296,737,571	290,772,143

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	3,416,978	3,793,479
Deposits due to customers (Notes 4, 11, 21 and 45)	224,384,156	211,382,380
Borrowings (Notes 4, 6, 11, 12, 22 and 45)	13,662,984	16,060,821
Debentures (Notes 4, 6, 11 and 22)	21,707,466	18,166,057
Provisions (Notes 23, 44 and 45)	368,027	380,473
Net defined benefit liabilities (Note 24)	14,284	—
Current tax liabilities (Note 42)	212,376	148,672
Derivative liabilities (Notes 4, 11,12 and 26)	12,103	7,221
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	13,029,421	20,827,284
Other liabilities (Notes 25 and 45)	135,686	153,238

Total liabilities	276,943,481	270,919,625

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
	(Korean won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(135,282)	138,542
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of December 31, 2017 and 2016, is 2,017,342 million won and 1,880,447 million won, respectively. Regulatory reserve for credit loss to be reserved as of December 31, 2017 and 2016, is 74,379 million won and 136,895 million won, respectively. Planned provision of regulatory reserve for credit loss as of December 31, 2017 and 2016, is 74,379 million won and 136,895 million won, respectively.)	13,260,559	12,488,155

Total equity	19,794,090	19,852,518

Total liabilities and equity	296,737,571	290,772,143

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean won in millions, except for per share data)
Interest income	7,385,721	7,376,713
Interest expense	(2,995,118)	(3,154,266)

Net interest income (Notes 34 and 45)	4,390,603	4,222,447
Fees and commissions income	1,072,838	989,806
Fees and commissions expense	(141,817)	(146,923)

Net fees and commissions income (Notes 35 and 45)	931,021	842,883
Dividend income (Notes 36 and 45)	125,599	220,015
Net gain on financial instruments at FVTPL (Note 37)	(96,983)	97,225
Net loss on AFS financial assets (Note 38)	135,003	35,525
Impairment losses due to credit loss (Notes 39 and 45)	(553,204)	(640,443)
General and administrative expenses (Notes 40 and 45)	(3,128,725)	(3,115,371)
Other net operating expenses (Notes 40 and 45)	(12,756)	(391,780)

Operating income	1,790,558	1,270,501
Share of losses on subsidiaries and associates (Note 13)	(133,948)	(13,970)
Net other non-operating income	(36,388)	54,114

Non-operating income (Note 41)	(170,336)	40,144
Net income before income tax expense	1,620,222	1,310,645

Income tax expense (Note 42)	(344,110)	(245,043)

Net income
(Net income after the provision for regulatory reserve for credit loss for the years ended December 31, 2017 and 2016, is 1,201,733 million won and 928,707 million won, respectively) (Note 32)	1,276,112	1,065,602

Remeasurement of the net defined benefit liability	16,566	33,191

Items that will not be reclassified to profit or loss	16,566	33,191
Loss on valuation of AFS financial assets	(48,139)	(10,026)
Gain (loss) on foreign currencies translation of foreign operations	(34,093)	9,361

Items that may be reclassified to profit or loss	(82,232)	(665)
Other comprehensive income (loss), net of tax	(65,666)	32,526
Total comprehensive income	1,210,446	1,098,128

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean won)	1,648	1,277

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean won in millions)
January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	1,065,602	1,065,602
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Loss on valuation of AFS financial assets	—	—	—	(10,026)	—	(10,026)
Gain on foreign currency translation of foreign operations	—	—	—	9,361	—	9,361
Remeasurement of the net defined benefit liability	—	—	—	33,191	—	33,191
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904
Redemption of hybrid securities	—	(309,010)	—	—	(990)	(310,000)

December 31, 2016	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518

January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	1,276,112	1,276,112
Dividends on common stock	—	—	—	—	(336,636)	(336,636)
Loss on valuation of AFS financial assets	—	—	—	(48,139)	—	(48,139)
Loss on foreign currency translation of foreign operations	—	—	—	(34,093)	—	(34,093)
Remeasurement of the net defined benefit liability	—	—	—	16,566	—	16,566
Dividends to hybrid securities	—	—	—	—	(167,072)	(167,072)
Issuance of hybrid securities	—	559,565	—	—	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)

December 31, 2017	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090

See accompanying notes to separate financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean won in millions)
Cash flows from operating activities:
Net income	1,276,112	1,065,602
Adjustment to net income:
Income tax expense	344,110	245,043
Interest income	(7,385,721)	(7,376,713)
Interest expense	2,995,118	3,154,266
Dividend income	(159,603)	(264,586)

	(4,206,096)	(4,241,990)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	553,204	640,443
Loss on valuation of financial instruments at FVTPL	6,596	—
Share of losses of investments in subsidiaries and associates	133,948	13,970
Loss on transaction of derivatives / valuation of derivatives	52,959	98,962
Loss on fair value hedged items	—	475
Provision for guarantee and loan commitment	51,510	19,238
Retirement benefits	131,334	141,581
Depreciation and amortization	165,095	171,522
Loss on disposal of premises and equipment and other assets	1,714	9,563
Impairment loss on premises and equipment and other assets	184	279

	1,096,544	1,096,033

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	71,226
Gain on AFS financial assets	135,003	35,525
Gain on transaction of derivatives / valuation of derivatives (hedging)	—	130
Gain on fair value hedged items (fair value hedge)	53,532	99,302
Reversal of provisions	2,357	1,395
Gain on disposal of investment in subsidiaries and associates	9,256	3,679
Gain on disposal of premises and equipment and other assets	12,950	1,712
Reversal of impairment loss on premises and equipment and other assets	141	630

	213,239	213,599

(Continued)

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean won in millions)
Changes in operating assets and liabilities:
Financial instruments at FVTPL	(439,949)	(90,722)
Loans and receivables	(8,192,223)	(11,014,137)
Other assets	(21,665)	12,914
Deposits due to customers	13,005,112	10,029,252
Provision	4,788	(72,130)
Net defined benefit liability	(34,946)	(214,451)
Other financial liabilities	(7,675,726)	4,863,280
Other liabilities	(28,404)	(7,136)

	(3,383,013)	3,506,870

Cash received from (paid for) operating activities:
Interest income received	7,389,513	7,380,611
Interest expense paid	(3,013,602)	(3,269,267)
Dividend received	153,401	262,410
Income tax paid	(343,529)	(173,788)

Net cash provided by (used in) operating activities	(1,243,909)	5,412,882

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of AFS financial assets	23,119,666	20,060,795
Redemption of HTM financial assets	8,506,982	8,462,346
Disposal of investments in subsidiaries and associates	26,078	73,293
Disposal of premises and equipment	7,238	50
Disposal of intangible assets	383	1,077
Disposal of assets held for sale	21,681	22,723

	31,682,028	28,620,284

Cash out-flows from investing activities:
Acquisition of AFS financial assets	19,287,548	22,141,241
Acquisition of HTM financial assets	11,477,669	8,794,579
Acquisition of investments in subsidiaries and associates	522,906	270,356
Acquisition of investment properties	3,029	718
Acquisition of premises and equipment	134,271	107,097
Acquisition of intangible assets	172,121	159,528
Cash outflow related to derivatives for risk hedge	13,742	42,544

	31,611,286	31,516,063

Net cash provided by (used in) investing activities	70,742	(2,895,779)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
	(Korean won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,529,590	6,502,596
Issuance of debentures	8,669,476	6,068,723
Issuance of hybrid securities	559,565	549,904

	17,758,631	13,121,223

Cash outflows for financing activities:
Repayment of borrowings	10,475,855	9,203,565
Repayment of debentures	4,680,520	5,100,720
Dividends paid	336,636	168,317
Redemption of hybrid securities	1,323,400	310,000
Dividends paid on hybrid securities	177,730	201,328

	16,994,141	14,983,930

Net cash provided by (used in) financing activities	764,490	(1,862,707)

Net increase (decrease) in cash and cash equivalents	(408,677)	654,396
Cash and cash equivalents, beginning of year	6,104,029	5,440,326
Effects of exchange rate changes on cash and cash equivalents	(366,392)	9,307

Cash and cash equivalents, end of year	5,328,960	6,104,029

(Concluded)

See accompanying notes to separate financial statements.

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	GENERAL:

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2017, the common stock of the Bank amounts to 3,381,392 million Korean won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As of December 31, 2017 and 2016, KDIC held 125 million shares and 158 million shares (18.43% and 23.37% ownership interest), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 876 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2017.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of Preparation

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1027, Separate Financial Statements. Separate financial statements are those presented by a parent or an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost or equity method or fair value in accordance with K-IFRS 1039, Financial Instruments: Recognition and Measurement or equity method in accordance with K-IFRS 1028, Investments in Associates and Joint Ventures.

Unless stated below, the accounting policies applied in preparing the accompanying separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2017.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

The separate financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period. Historical cost is general based on the fair value of the consideration given in exchange for goods and services.

The separate financial statements of the Bank were approved by the board of directors on March 2, 2018.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies:

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Bank assesses whether there will be sufficient taxable profit, the Bank should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactments to K-IFRS 1109 – Financial Instruments

The standards include the requirements for the classification and measurement of financial instruments based on their business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, broadened types of instruments that qualify as hedging instruments, the types of risk components of non-financial items that are eligible for hedge accounting and the change in the hedge effectiveness test. This standard supersedes K-IFRS 1039 - Financial Instruments: Recognition and Measurement, and will be applied for annual periods beginning on or after January 1, 2018.

In principle, K-IFRS 1109 must be applied retrospectively. However, there are certain exemptions to the application of retroactive approach such as presenting comparative information on classification, measurement and impairment of financial instruments. In addition, K-IFRS 1109 is applied prospectively for hedge accounting with exceptions such as accounting for the time value of options.

The Bank has completed the implementation of the design of the internal controls and/or financial reporting processes related to the presentation of financial instruments in order to adopt K-IFRS 1109. The Bank has completed a financial impact analysis on the 2017 separate financial statements based on available information as of year-end in order to determine the impact of adopting K-IFRS 1109 for the first time. The expected financial impact of each key issue on the separate financial statements is as follows.

a) Classification and Measurement of Financial Instruments

When K-IFRS 1109 is adopted, all recognized financial assets that, in scope, are subsequently measured at either amortized cost, fair value through other comprehensive income (“FVTOCI”), or fair value through profit or loss (“FVTPL”) as shown below, based on the business model for managing financial assets and based on the nature of contractual cash flows arising from the financial assets. Also, when a hybrid contract contains financial asset as its host contract, the embedded derivative will not be bifurcated as the whole hybrid contract would be classified as a financial asset.

Business model
Nature of the contractual cashflow	Collection of the contractual cashflow	Collection of the contractual cashflow and sale of asset	Sale of asset and others
Principal and interest only	Amortized cost (*1)	FVTOCI (*1)	FVTPL
Other than the above		FVTPL (*2)

(*1)	An irrevocable election is available to designate a financial asset to be classified as FVTPL for eliminating or reducing accounting discrepancies.
(*2)	For equity securities held for purposes other than short-term trading, an irrevocable election is available to designate them as FVTOCI financial assets.

As the requirements to classify a financial asset as either amortized cost or FVTPL are more stringent in K-IFRS 1109 than in K-IFRS 1039, the variability of net income may increase as the amount of FVTPL financial assets is increased due to the adoption of K-IFRS 1109.

As of year-end, the Bank currently holds loans and receivables amounting to 248,810,624 million won, held-to-maturity (“HTM”) financial assets amounting to 16,638,727 million won, available-for-sale (“AFS”) financial assets amounting to 14,186,704 million won and FVTPL financial assets (except derivatives) amounting to 1,034,955 million won.

According to K-IFRS 1109, a financial asset may be measured at amortized cost only when its cash flows are solely principal and interest on specified dates on the contract and when the purpose of holding such asset is only to receive the contractual cash flows. As of year-end, the Bank holds loans and receivables amounting to 248,810,624 million won and HTM financial assets amounting to 16,638,727 million won, which are measured at amortized cost. This amount includes 51,653 million won of hybrid contracts in which the host contract, after separating the embedded derivatives, is a debt security.

The estimated impact on the classification and measurement of Bank’s financial assets (except derivatives) as of year-end is presented as follows. The following information is constructed from the accounting system for financial instruments built for adopting K-IFRS 1109.

			(Unit: Korean won in millions)
Accounts	Classification per K-IFRS 1039	Classification per K-IFRS 1109	Amount per K-IFRS 1039	Amount per K-IFRS 1109
Deposits	Loans and receivables	Amortized cost	7,394,885	7,394,885
Deposits	Financial assets at FVTPL	FVTPL	25,972	25,972
Debt securities	Financial assets at FVTPL	FVTPL	1,008,827	1,008,827
Debt securities	AFS financial assets	FVTOCI	12,247,622	12,247,622
Debt securities	HTM financial assets	Amortized cost	16,638,727	16,638,727
Equity securities	Financial assets at FVTPL	FVTPL	156	156
Equity securities	AFS financial assets	FVTPL	1,254,928	1,256,147
Equity securities	AFS financial assets	FVTOCI	684,153	684,153
Loans	Loans and receivables	FVTPL	51,653	52,853
Loans	Loans and receivables	Amortized cost	236,691,399	236,691,399
Other financial assets	Loans and receivables	Amortized cost	6,233,677	6,233,677

Total financial assets except derivatives			282,231,999	282,234,418

Among the financial assets measured at amortized cost, loans and receivables and AFS financial assets amounting to 51,653 million won and AFS financial assets amounting to 1,254,928 million won would be reclassified to FVTPL financial assets as a result of adopting K-IFRS 1109.

b) Classification and Measurement of Financial Liabilities

According to the K-IFRS 1109, the amount of changes in the fair value of financial liabilities measured at FVTPL due to changes in credit risk is presented as part of other comprehensive income, and such amount is not recycled subsequently in profit or loss. However, when recognizing the fair value changes in other comprehensive income causes or magnifies accounting discrepancies, the amount is recognized in profit or loss instead.

As of year-end, the Bank holds financial liabilities amounting to 276,275,283 million won, and out of this amount, 251,796 million won has been designated as FVTPL financial liabilities. In relation to these financial liabilities, the increase in fair value amounting to 31,275 million won has been recognized as losses in the current period.

The results of the analysis conducted to determine the financial impact of applying K-IFRS 1109 on FVTPL financial liabilities as of year-end show that the cumulative changes in fair value of FVTPL financial liabilities as a result of changes in credit risk amounted to 133 million won.

c) Impairment: Financial assets and contract assets

K-IFRS 1109 requires the recognition of allowance for expected credit losses for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts measured at either amortized cost or FVTPL.

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

Meanwhile, for financial assets already impaired at initial recognition, the allowance for expected credit losses per K-IFRS 1109 is the amount of cumulative changes in the expected lifetime credit losses after its initial recognition.

As of year-end the Bank holds loans and receivables (net) amounting to 248,810,624 million won in accordance with K-IFRS 1039. In relation to this amount, the Bank has recognized allowance for credit losses amounting to 1,560,990 million won.

The expected impact on the allowance for credit losses as of year-end using the Bank’s system for allowances is as follows:

	(Unit: Korean won in millions)
Accounts	Allowance for credit losses per K-IFRS 1039(A)	Allowance for credit losses per K-IFRS 1109 (B)	Increases(B-A)
Deposits	2,080	2,464	384
Debt securities	—	8,774	8,774
AFS debt securities	—	3,778	3,778
HTM debt securities	—	4,996	4,996
Loans receivables and Other financial assets	1,558,910	1,728,959	170,049
Guarantees	185,557	194,997	9,440
Loan commitments	36,031	55,373	19,342

Total	1,782,578	1,990,567	207,989

d) Hedge accounting

The requirements for hedge accounting in K-IFRS 1109 has become more lenient as compared to K-IFRS 1039. That is, more financial instruments may now be considered to be a hedged item and/or a hedging instrument, the quantitative basis for evaluating high hedge effectiveness (80%–125%) has been abolished and the retroactive assessment requirement has also been abolished. These allow the firms to concentrate on hedging activities.

There are no significant impacts to the Bank’s financial statements related to hedge accounting as a result of adopting K-IFRS 1109.

Enactments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduce a five-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract and 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011—Construction Contracts, K-IFRS 1018— Revenue, K-IFRS 2113—Customer Loyalty Programmes, K-IFRS 2115—Agreements for the Construction of Real Estate, K-IFRS 2118—Transfers of Assets from Customers, and K-IFRS 2031—Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after January 1, 2018.

Amendments to K-IFRS 1102 – Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment; 2) Share-based payment transaction in which the Bank settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity settled in its entirety, if otherwise would be classified as equity settled without the net settlement feature; and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

Amendments to K-IFRS 1040—Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, or has ceased to meet, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that situations other than the ones listed in K-IFRS 1040 may evidence a change in use, and that a change in use is possible for properties under construction (i.e., a change in use is not limited to completed properties).

The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. Entities can apply the amendments either retrospectively (if this is possible without the use of hindsight) or prospectively.

Enactments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The interpretation addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency that resulted in the recognition of a non-monetary asset or non-monetary liability (e.g., a non-refundable deposit or deferred revenue).

The interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The interpretation is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. Entities can apply the interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate. These amendments should be applied retrospectively and are available for early adoption.

The amendments are effective for annual periods beginning on or after January 1, 2018. The Bank is neither a venture capital investment vehicle nor is adopting K-IFRS for the first time; thus, it is expected that the amendments explained above will not affect the Bank’s financial statements. Furthermore, the Bank does not own shares of an associate or a joint venture that are classified as investment companies.

The Bank is in the process of evaluating the impact of the above-mentioned amendments on the separate financial statements.

(2) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities assumed by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement-period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS—1039 Financial Instruments: Recognition and Measurement, or K-IFRS—1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a) its assets, including its share of any assets held jointly;

(b) its liabilities, including its share of any liabilities incurred jointly;

(c) its revenue from the sale of its share of the output arising from the joint operation;

(d) its share of the revenue from the sale of the output by the joint operation; and

(e) its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Bank recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(4)	Revenue recognition

1) Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, AFS or HTM is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate considers fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2) Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3) Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered, such fees are included in net income over the life of the facility; otherwise, they are deferred and included in the effective interest rate on the advance.

4) Trust fees and compensation related to trust accounts

The Bank receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Bank also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account that the Bank guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the separate financial statements. The Bank recognizes income when earned and expenses when interests to be paid to beneficiaries are accrued.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary AFS financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Bank identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(6)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, AFS financial assets, HTM and loans and receivables.

a)	Financial assets at FVTPL

A financial asset is classified as held for trading if:

•	it has been acquired principally for selling in the near term;

•	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities, or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

b)	AFS financial assets:

Financial assets that are not classified as HTM, financial assets at FVTPL or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

c)	HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity and the Bank has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

d)	Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held for trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value, plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held for trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Bank designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Bank has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Bank typically considers the foreseeable future as 12 months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Bank derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Bank recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Bank retains substantially all the risks and rewards of ownership of a transferred financial asset, the Bank continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g., when the Bank retains an option to repurchase part of a transferred asset, or it retains a residual interest and such a retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Bank allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Bank derecognizes the financial liability, when Bank’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held for trading or designated as at FVTPL and financial assets classified as AFS are recognized in the separate financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Bank characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations that vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques that rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Bank’s own assumptions (including assumptions that the Bank believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Bank makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Bank to measure various financial instruments at fair value.

a)	Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the separate statements of financial position based on quoted market prices, where available. For debt securities traded in the Over-The-Counter (“OTC”) market, the Bank generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Bank obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Bank obtains prices from the independent pricing services. The Bank validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Bank’s personnel who are familiar with market-related conditions.

b)	Derivative assets and liabilities:

Quoted market prices are used for the Bank’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Bank’s derivatives are traded in the OTC markets where quoted market prices are not readily available and are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c)	Valuation Adjustments:

Using derivatives, the Bank is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the separate statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Bank’s derivatives are listed on the exchange. The majority of derivative positions are valued using internally developed models that use observable market inputs as their basis. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Bank’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss, given default. The adjustment also considers contractual factors designed to reduce the Bank’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Bank assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a)	Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Bank measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure, less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized (i.e., improvement in the credit quality of a debtor), the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Bank’s usual practice to write off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e., the impairment provision is applied in writing down the loan’s carrying value in full) when the Bank concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b)	Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented net in the separate statements of financial position when the Bank has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective asset’s estimated useful life using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss in the period of the derecognition.

(10)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in the carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Other intangible assets	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

For impairment testing, goodwill is allocated to each of the Bank’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Bank estimates the recoverable amount. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(13)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Bank’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on the Bank’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within others in other assets and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Bank at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the separate statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Bank designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge) and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Bank after the deduction of liabilities. The components of a compound financial instrument issued by the Bank are classified and accounted for separately as financial liabilities or equity as appropriate.

If the Bank reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(18)	Financial guarantee contracts

Under a financial guarantee contract, the Bank, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value, less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated to recognize fees receivable in net income over the period of the guarantee.

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services when employee renders services. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. Though the Bank may have no legal obligation to pay a bonus, considering some cases, the Bank has a practice of paying bonuses. In such cases, the Bank has a constructive obligation and, thus, recognizes expenses and liabilities when the employees render service.

The Bank is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Bank is not able to cancel its proposal for termination benefits or 2) when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided using an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities that intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

(21)	Earnings per share (“EPS”)

Basic EPS is calculated by net income attributable to ordinary shareholders, less the dividends paid to holders of preferred stock and hybrid securities, divided by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors, including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities in the Bank’s separated financial statements are as follows:

(1)	Income taxes

The Bank is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Bank was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Bank would make an adjustment to the provision for income taxes at such time.

(2)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(7)-5), ‘Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, is used to determine the fair value of financial instruments.

(3)	Impairment of loans and receivables

Impairment loss for loans and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred), discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually assessed

•	Past due
•	Debt restructuring
•	Possible state of debtor’s bankruptcy or liquidation
•	Occurrence of significant impairment on securities
•	Breach of limit or debt covenant
•	Deterioration of operating performance

2)	Financial assets that are not individually assessed

•	Repayment status of debtor or observable macroeconomic indexes

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment) and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (“collective evaluation of impairment”).

There are two components to the Bank’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses is performed by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses is performed on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss-emergence period and recovery period and applies probability of default on each asset (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(4)	Defined benefit plan

The Bank operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Bank estimates discount rate, future wage growth rate and mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to their long-term characteristic.

4.	RISK MANAGEMENT:

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016
Loans and receivables	Korean treasury and government agencies	8,792,977	15,815,135
	Banks	25,053,476	17,826,219
	Corporates	83,568,058	83,529,250
	Consumers	131,396,113	124,337,444

	Subtotal	248,810,624	241,508,048

Financial assets at FVTPL	Gold banking assets	25,972	26,180
	Debt securities held for trading	1,008,827	1,140,928
	Derivative assets	3,098,769	2,880,543

	Subtotal	4,133,568	4,047,651

AFS financial assets	AFS debt securities	12,247,622	11,572,916
HTM financial assets	HTM debt securities	16,638,727	13,792,266
Derivative assets	Derivative assets (hedging)	59,272	140,577

Off-balance accounts	Guarantees	13,589,728	14,953,197
	Loan commitments	50,214,855	56,313,804

	Subtotal	63,804,583	71,267,001

	Total	345,694,396	342,328,459

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean won in millions):

	December 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,912,334	1,209,094	1,094,988	381,889	5,212,319	248,810,624
Financial assets at FVTPL	3,892,601	—	148,955	—	92,012	4,133,568
AFS debt securities	11,972,446	—	—	—	275,176	12,247,622
HTM securities	16,606,692	—	—	—	32,035	16,638,727
Derivative assets	16,590	—	42,682	—	—	59,272
Off-balance accounts	62,856,918	121,784	66,974	25,039	733,868	63,804,583

Total	336,257,581	1,330,878	1,353,599	406,928	6,345,410	345,694,396

	December 31, 2016
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	232,571,489	1,131,617	895,874	323,470	6,585,598	241,508,048
Financial assets at FVTPL	3,686,286	—	261,547	81	99,737	4,047,651
AFS debt securities	11,506,682	—	—	—	66,234	11,572,916
HTM securities	13,758,863	—	—	—	33,403	13,792,266
Derivative assets	74,166	—	66,342	—	69	140,577
Off-balance accounts	70,079,004	76,694	80,831	23,250	1,007,222	71,267,001

Total	331,676,490	1,208,311	1,304,594	346,801	7,792,263	342,328,459

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean won in millions):

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,975,768	33,037,933	36,003,892	2,893,323	125,159,751	5,739,957	248,810,624
Financial assets at FVTPL	96,795	76,373	3,737,672	10,054	1,040	211,634	4,133,568
AFS debt securities	682,706	—	7,055,546	133,572	—	4,375,798	12,247,622
HTM securities	1,348,754	—	10,944,611	296,214	—	4,049,148	16,638,727
Derivative assets	—	—	59,272	—	—	—	59,272
Off-balance accounts	14,510,922	22,363,457	8,759,366	3,614,758	10,057,400	4,498,680	63,804,583

Total	62,614,945	55,477,763	66,560,359	6,947,921	135,218,191	18,875,217	345,694,396

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	44,851,563	34,465,760	34,641,443	3,177,968	118,412,745	5,958,569	241,508,048
Financial assets at FVTPL	59,472	356,305	3,331,108	23,812	993	275,961	4,047,651
AFS debt securities	1,069,084	—	8,128,709	53,232	—	2,321,891	11,572,916
HTM securities	1,673,971	—	8,192,802	251,599	—	3,673,894	13,792,266
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	15,949,042	27,446,354	9,065,002	4,358,268	9,759,416	4,688,919	71,267,001

Total	63,603,132	62,268,419	63,499,641	7,864,879	128,173,154	16,919,234	342,328,459

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions is as follows (Unit: Korean won in millions):

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Loans neither overdue nor impaired	8,795,163	25,068,417	45,242,266	33,229,188	4,722,748	83,194,202	130,563,920	247,621,702
Loans overdue but not impaired	—	—	5,954	63,067	—	69,021	728,057	797,078
Impaired loans	—	—	1,354,096	241,776	17,665	1,613,537	339,297	1,952,834

Total	8,795,163	25,068,417	46,602,316	33,534,031	4,740,413	84,876,760	131,631,274	250,371,614

Allowance for loan losses	2,186	14,941	1,019,687	262,628	26,387	1,308,702	235,161	1,560,990

Total, net	8,792,977	25,053,476	45,582,629	33,271,403	4,714,026	83,568,058	131,396,113	248,810,624

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Loans neither overdue nor impaired	15,819,124	17,841,428	45,975,557	30,744,224	6,349,788	83,069,569	123,558,440	240,288,561
Loans overdue but not impaired	—	—	7,550	55,993	—	63,543	641,829	705,372
Impaired loans	—	—	1,362,414	425,354	176,715	1,964,483	343,593	2,308,076

Total	15,819,124	17,841,428	47,345,521	31,225,571	6,526,503	85,097,595	124,543,862	243,302,009

Allowance for loan losses	3,989	15,209	1,095,969	417,333	55,043	1,568,345	206,418	1,793,961

Total, net	15,815,135	17,826,219	46,249,552	30,808,238	6,471,460	83,529,250	124,337,444	241,508,048

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean won in millions):

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Upper grade (*1)	8,792,977	25,053,476	39,396,071	22,318,410	3,799,870	65,514,351	127,173,074	226,533,878
Lower grade (*2)	—	—	5,602,700	10,766,789	898,536	17,268,025	3,305,686	20,573,711

Total	8,792,977	25,053,476	44,998,771	33,085,199	4,698,406	82,782,376	130,478,760	247,107,589

Value of collateral(*3)	1,409	483,469	18,749,772	27,224,021	2,476,987	48,450,780	107,701,736	156,637,394

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Upper grade (*1)	15,815,135	17,826,219	38,405,298	17,985,120	4,546,178	60,936,596	120,252,187	214,830,137
Lower grade (*2)	—	—	7,203,345	12,550,168	1,763,658	21,517,171	3,232,521	24,749,692

Total	15,815,135	17,826,219	45,608,643	30,535,288	6,309,836	82,453,767	123,484,708	239,579,829

Value of collateral(*3)	—	358,456	17,182,861	24,978,778	3,838,833	46,000,472	104,257,623	150,616,551

(*1)	AAA–BBB for corporates, and 1–6 level for consumers
(*2)	BBB- –C for corporates, and 7–10 level for consumers
(*3)	The value of collateral is the allocated collateral amount when estimating the allowance for credit losses.

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 514,113 million won and 708,732 million won as of December 31, 2017 and 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean won in millions):

	December 31, 2017
Overdue	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Less than 30 days	—	—	3,298	48,002	—	51,300	584,753	636,053
30–59 days	—	—	1,873	6,550	—	8,423	77,162	85,585
60–89 days	—	—	40	4,395	—	4,435	42,012	46,447

Total	—	—	5,211	58,947	—	64,158	703,927	768,085

Value of collateral (*)	—	—	3,144	45,908	—	49,052	619,169	668,221

	December 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Less than 30 days	—	—	6,583	41,329	—	47,912	511,722	559,634
30–59 days	—	—	263	8,064	—	8,327	72,583	80,910
60–89 days	—	—	130	1,906	—	2,036	33,996	36,032

Total	—	—	6,976	51,299	—	58,275	618,301	676,576

Value of collateral (*)	—	—	5,161	39,488	—	44,649	542,109	586,758

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 28,993 million won and 28,796 million won as of December 31, 2017 and 2016, respectively, which are deducted from the loans and receivables above.

c)	Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean won in millions):

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Impaired loans	—	—	578,647	127,257	15,620	721,524	213,426	934,950
Value of collateral (*)	—	—	536,465	134,477	—	670,942	206,303	877,245

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Impaired loans	—	—	633,933	221,651	161,624	1,017,208	234,435	1,251,643
Value of collateral (*)	—	—	461,795	236,633	11,268	709,696	233,500	943,196

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,017,884 million won and 1,056,433 million won as of December 31, 2017 and 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution’s rating is as follows (Unit: Korean won in millions):

	December 31, 2017
	Financial assets at FVTPL (*)	AFS securities	HTM securities	Total
AAA	1,008,827	9,836,599	15,806,327	26,651,753
AA- – AA+	—	2,189,269	832,400	3,021,669
BBB- – A+	—	221,754	—	221,754

Total	1,008,827	12,247,622	16,638,727	29,895,176

	December 31, 2016
	Financial assets at FVTPL (*)	AFS securities	HTM securities	Total
AAA	1,140,928	9,908,516	13,342,384	24,391,828
AA- – AA+	—	1,477,709	449,882	1,927,591
BBB- – A+	—	186,691	—	186,691

Total	1,140,928	11,572,916	13,792,266	26,506,110

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the years ended December 31, 2017 and 2016, respectively, and the VaR as of December 31, 2017 and 2016, respectively, are as follows (Unit: Korean won in millions):

	As of December 31, 2017	For the year ended December 31, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,183	3,799	4,918	2,467	3,250	2,844	6,430	1,367
Stock price	909	2,863	4,419	909	4,191	3,456	5,063	2,304
Foreign currencies	4,750	5,051	6,636	4,061	4,396	4,914	7,686	3,967
Commodity	—	31	188	—	152	113	325	21
Diversification	(4,472)	(4,621)	(6,798)	(2,067)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	5,370	7,123	9,363	5,370	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean won in millions):

Name of scenario	December 31, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,936,457	23,487,317	4,388,019	21,582,242
Base case (Prepay)	4,936,334	23,178,467	4,405,391	20,692,036
IR 100bp up	5,394,161	22,900,740	4,835,013	20,919,129
IR 100bp down	4,401,735	24,141,984	3,918,645	22,304,777
IR 200bp up	5,851,632	22,386,912	5,282,061	20,315,402
IR 200bp down	3,462,869	24,844,803	2,985,778	23,078,379
IR 300bp up	6,309,102	21,943,972	5,729,108	19,768,300
IR 300bp down	2,259,870	26,648,024	1,973,612	25,121,678

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest) from non-trading, interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean won in millions):

		December 31, 2017
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	148,513,919	39,972,641	6,935,597	5,672,432	50,858,179	25,688,896	277,641,664
	AFS financial assets	1,689,689	2,462,484	1,996,401	2,333,618	4,161,439	574,540	13,218,171
	HTM financial assets	2,268,640	2,161,467	1,433,425	1,687,362	9,309,427	312,507	17,172,828

	Total	152,472,248	44,596,592	10,365,423	9,693,412	64,329,045	26,575,943	308,032,663

Liability	Deposits due to customers	102,414,072	36,883,763	24,653,930	25,028,280	36,699,604	6,133	225,685,782
	Borrowings	8,998,265	874,830	412,966	405,352	2,649,142	479,399	13,819,954
	Debentures	1,571,159	2,069,377	677,903	1,520,299	14,614,175	2,843,679	23,296,592

	Total	112,983,496	39,827,970	25,744,799	26,953,931	53,962,921	3,329,211	262,802,328

		December 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,557,398	40,538,479	7,495,772	7,170,044	53,206,944	34,687,775	278,656,412
	AFS financial assets	2,896,225	2,908,851	2,837,545	2,902,392	4,958,226	675,113	17,178,352
	HTM financial assets	2,672,430	1,515,213	1,246,503	1,143,170	6,851,166	874,298	14,302,780

	Total	141,126,053	44,962,543	11,579,820	11,215,606	65,016,336	36,237,186	310,137,544

Liability	Deposits due to customers	95,261,776	36,070,813	24,657,781	22,748,665	33,819,842	40,032	212,598,909
	Borrowings	11,303,870	852,447	491,330	368,431	2,781,917	421,272	16,219,267
	Debentures	1,591,345	1,781,725	606,539	1,089,673	10,549,803	4,106,259	19,725,344

	Total	108,156,991	38,704,985	25,755,650	24,206,769	47,151,562	4,567,563	248,543,520

3)	Currency risk

Currency risk occurs from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean won in millions):

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Korean won equivalent	Korean won equivalent
Asset	Loans and receivables	19,534	20,928,891	124,167	1,178,480	1,050	171,802	1,143	1,461,960	1,978,164	25,719,297
	Financial assets at FVTPL	29	31,360	25	238	—	—	27	34,583	104,892	171,073
	AFS financial assets	1,712	1,833,836	—	—	—	—	—	590	77,118	1,911,544
	HTM financial assets	51	54,439	—	—	—	—	—	—	32,035	86,474

	Total	21,326	22,848,526	124,192	1,178,718	1,050	171,802	1,170	1,497,133	2,192,209	27,888,388

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customer	11,303	12,110,340	195,154	1,852,228	1,520	248,808	882	1,127,917	924,008	16,263,301
	Borrowings	6,480	6,942,814	2,218	21,056	14	2,245	247	315,669	107,344	7,389,128
	Debentures	2,967	3,178,711	—	—	700	114,555	—	—	196,620	3,489,886
	Other financial liabilities	2,067	2,214,467	13,411	127,289	2,010	328,902	128	164,357	368,502	3,203,517

	Total	22,858	24,489,755	210,862	2,001,325	4,244	694,510	1,276	1,632,821	1,666,451	30,484,862

	Off-balance accounts	7,346	7,870,923	33,601	318,911	885	144,817	406	518,854	371,670	9,225,175

		December 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Korean won equivalent	Korean won equivalent
Asset	Loans and receivables	19,815	23,946,599	108,867	1,128,742	706	122,295	1,541	1,953,058	2,559,691	29,710,385
	Financial assets at FVTPL	60	72,826	57	589	—	—	30	37,562	34,124	145,101
	AFS financial assets	718	868,018	—	—	—	—	—	570	52,977	921,565
	HTM financial assets	—	—	—	—	—	—	—	—	46,068	46,068

	Total	20,593	24,887,443	108,924	1,129,331	706	122,295	1,571	1,991,190	2,692,860	30,823,119

Liability	Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
	Deposits due to customer	9,073	10,964,130	124,781	1,293,742	1,098	190,268	650	823,718	953,350	14,225,208
	Borrowings	6,719	8,119,337	3,243	33,625	32	5,621	216	273,289	356,362	8,788,234
	Debentures	2,931	3,541,769	—	—	700	121,282	—	—	201,780	3,864,831
	Other financial liabilities	1,968	2,377,760	12,379	128,347	1,121	194,263	245	310,278	432,565	3,443,213

	Total	20,766	25,093,904	140,656	1,458,335	2,951	511,434	1,199	1,518,383	2,060,037	30,642,093

	Off-balance accounts	8,035	9,710,576	28,646	297,001	751	130,035	373	472,816	364,748	10,975,176

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean won in millions):

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	143,085,964	28,776,407	17,749,883	29,951,466	6,723,926	644,187	226,931,833
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	156,686,853	32,700,943	19,916,785	32,595,704	25,137,649	6,671,136	273,709,070

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	131,555,838	28,216,931	18,918,303	28,643,490	5,705,028	891,304	213,930,894
Borrowings	6,763,446	2,134,433	876,836	1,477,040	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	154,919,139	32,132,795	20,401,820	31,182,784	21,062,541	8,147,960	267,847,039

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean won in millions):

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	154,216,425	30,515,457	16,246,338	19,479,809	5,913,949	183,986	226,555,964
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	167,817,314	34,439,993	18,413,240	22,124,047	24,327,672	6,210,935	273,333,201

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	673,906	—	—	—	153,757	—	827,663
Deposits due to customers	142,802,770	29,698,603	17,269,323	18,716,262	4,664,658	374,152	213,525,768
Borrowings	6,763,452	2,134,429	876,835	1,477,039	4,653,676	420,315	16,325,746
Debentures	1,590,890	1,781,431	606,681	1,062,254	10,550,080	4,106,193	19,697,529
Other financial liabilities	14,335,059	—	—	—	—	2,730,148	17,065,207

Total	166,166,077	33,614,463	18,752,839	21,255,555	20,022,171	7,630,808	267,441,913

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2017 and 2016, is as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
December 31, 2017	3,139,218	—	—	381	11,722	—	3,151,321
December 31, 2016	3,000,098	—	—	208	7,013	—	3,007,319

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may persist or may be unconditionally cancelable, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments and other guarantees; however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Guarantees	13,589,728	14,953,197
Loan commitments	50,214,855	56,313,804

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 6.25% and 5.38%, a minimum Tier 1 ratio of 7.75% and 6.88% and a minimum total regulatory capital of 9.75% and 8.88% as of December 31, 2017 and 2016.

Details of the Bank’s capital adequacy ratio as of December 31, 2017 and 2016, and are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Tier 1 capital	16,074,987	15,714,480
Other Tier 1 capital	3,041,664	3,275,496
Tier 2 capital	3,486,555	3,910,513

Total risk-adjusted capital	22,603,206	22,900,489

Risk-weighted assets for credit risk	134,767,711	138,018,500
Risk-weighted assets for market risk	2,316,938	2,277,809
Risk-weighted assets for operational risk	9,677,559	9,431,814

Total risk-weighted assets	146,762,208	149,728,123

Common Equity Tier 1 ratio	10.95%	10.50%

Tier 1 capital ratio	13.03%	12.68%

Total capital ratio	15.40%	15.29%

5.	OPERATING SEGMENTS:

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly audited by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit : Korean won in millions):

	For the year ended December 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	3,149,625	2,964,813	148,500	18,834	786,889	7,068,661	317,060	7,385,721
Interest expense	(955,836)	(1,681,652)	(243)	—	(624,394)	(3,262,125)	267,007	(2,995,118)
Intersegment	(490,850)	512,216	(136,133)	18,049	96,718	—	—	—

	1,702,939	1,795,377	12,124	36,883	259,213	3,806,536	584,067	4,390,603

Net non-interest income
Non-interest income	802,387	680,778	366,523	9,548,399	1,944,670	13,342,757	68	13,342,825
Non-interest expense	(253,961)	(170,268)	(214,355)	(9,478,728)	(1,703,600)	(11,820,912)	(584,099)	(12,405,011)
Intersegment	101,524	60,826	—	—	(162,350)	—	—	—

	649,950	571,336	152,168	69,671	78,720	1,521,845	(584,031)	937,814

Other expense
General and administrative expense	(1,808,974)	(832,429)	(12,881)	(16,567)	(457,874)	(3,128,725)	—	(3,128,725)
Impairment losses due to credit loss and others	(97,587)	(316,859)	(50,954)	31,229	25,073	(409,098)	(36)	(409,134)

	(1,906,561)	(1,149,288)	(63,835)	14,662	(432,801)	(3,537,823)	(36)	(3,537,859)

Operating income (expense)	446,328	1,217,425	100,457	121,216	(94,868)	1,790,558	—	1,790,558
Non-operating income (expense)	(98,510)	(3,153)	39,350	—	(108,023)	(170,336)	—	(170,336)

Net income before income tax expense	347,818	1,214,272	139,807	121,216	(202,891)	1,620,222	—	1,620,222
Income tax expense	(84,172)	(296,634)	(33,834)	(29,335)	99,865	(344,110)	—	(344,110)

Net income	263,646	917,638	105,973	91,881	(103,026)	1,276,112	—	1,276,112

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	2,979,811	3,026,148	153,160	19,575	904,751	7,083,444	293,269	7,376,713
Interest expense	(1,023,290)	(1,780,990)	(225)	(324)	(643,396)	(3,448,224)	293,958	(3,154,266)
Intersegment	(472,288)	495,982	(138,322)	29,575	85,053	—	—	—

	1,484,233	1,741,140	14,613	48,826	346,408	3,635,220	587,227	4,222,447

Non-interest income
Non-interest income	923,810	535,514	605,026	7,590,087	3,723,389	13,377,826	48,978	13,426,804
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(3,598,841)	(12,067,821)	(696,320)	(12,764,141)
Intersegment	39,512	47,553	—	—	(87,065)	—	—	—

	557,410	550,194	160,885	4,033	37,483	1,310,005	(647,343)	662,663

Other expense
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(326,875)	(3,115,372)	—	(3,115,372)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	166,778	(559,352)	60,115	(499,237)

	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(160,097)	(3,674,724)	60,115	(3,614,609)

Operating income (expense)	166,064	815,144	64,635	864	223,794	1,270,501	—	1,270,501
Non-operating income (loss)	(35,081)	(1,619)	46,559	(5,288)	35,573	40,144	—	40,144

Net income before income tax expense	130,983	813,525	111,194	(4,424)	259,367	1,310,645	—	1,310,645
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	16,476	(245,043)	—	(245,043)

Net income	99,285	609,542	84,285	(3,353)	275,843	1,065,602	—	1,065,602

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2017 and 2016, amounted to 20,338,688 million won and 20,519,904 million won, respectively, and revenue from the foreign customers amounted to 389,858 million won and 283,613 million won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2017 and 2016, are 7,168,942 million won and 6,703,013 million won, respectively, and foreign subsidiaries are 8,003 million won and 9,059 million won, respectively.

6.	CASH AND CASH EQUIVALENTS:

(1)	Details of cash and cash equivalents are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Cash	1,970,810	2,150,181
Foreign currencies	578,281	699,667
Demand deposits	2,407,731	3,144,208
Fixed deposits	372,138	109,973

Total	5,328,960	6,104,029

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Changes in other comprehensive income due to valuation of AFS financial assets	(48,139)	(10,026)
Changes in other comprehensive income of foreign currency translation of foreign operations	(34,093)	9,361
Changes in other comprehensive loss due to remeasurement of defined benefit liabilities	16,566	33,191
Changes in investments in subsidiaries and associates due to equity swap and others	49,599	—
Changes in investments in subsidiaries and associates due to accounts transfer	(52,107)	(137,849)
Changes in accrued dividends of hybrid equity securities	(10,658)	5,187

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Cash flow	Not involving cash inflows and outflows			December 31, 2017
			Foreign exchange	Variation of gains on valuation of hedged items	Others
Borrowings	16,060,821	(1,946,265)	(452,075)	—	503	13,662,984
Debentures	18,166,057	3,988,956	(417,542)	(39,373)	9,368	21,707,466

Total	34,226,878	2,042,691	(869,617)	(39,373)	9,871	35,370,450

7.	FINANCIAL ASSETS AT FVTPL:

Details of financial assets held for trading are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Deposits:
Gold banking assets	25,972	26,180
Securities:
Debt securities
Korean treasury and government agencies	191,383	202,599
Financial institutions	817,444	938,329
Equity securities	156	24,762
Securities loaned	—	4,459

Subtotal	1,008,983	1,170,149

Derivative assets	3,098,769	2,880,543

Total	4,133,724	4,076,872

There are no financial assets designated as at FVTPL as of December 31, 2017 and 2016.

8.	AFS FINANCIAL ASSETS:

Details of AFS financial assets are as follows (Unit: Korean won in millions):

	As of December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	2,315,022	1,375	(10,443)	2,305,954
Financial institutions	5,225,922	1,504	(10,159)	5,217,267
Corporates	2,662,170	974	(5,112)	2,658,032
Bond denominated in foreign currencies	1,904,303	1,202	(9,391)	1,896,114

Subtotal	12,107,417	5,055	(35,105)	12,077,367

Equity securities	829,443	390,404	(3,038)	1,216,809
Beneficiary certificates	705,290	20,626	(3,644)	722,272
Securities loaned	169,989	664	(397)	170,256

Total	13,812,139	416,749	(42,184)	14,186,704

	As of December 31, 2016
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Debt securities:
Korean treasury and government agencies	2,829,682	13,700	(3,759)	2,839,623
Financial institutions	4,283,530	7,585	(3,904)	4,287,211
Corporates	3,044,829	18,596	(2,423)	3,061,002
Bond denominated in foreign currencies	895,352	905	(4,756)	891,501

Subtotal	11,053,393	40,786	(14,842)	11,079,337

Equity securities	919,916	363,807	(1,633)	1,282,090
Beneficiary certificates	5,217,163	39,571	(5,878)	5,250,856
Securities loaned	493,625	3,040	(3,086)	493,579

Total	17,684,097	447,204	(25,439)	18,105,862

9.	HTM FINANCIAL ASSETS:

Details of HTM financial assets are as follows (Unit: Korean won in millions):

	As of December 31, 2017
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,994,857	6,944	(15,267)	3,986,534
Financial institutions	7,245,426	2,923	(15,067)	7,233,282
Corporates	5,311,970	12,367	(25,326)	5,299,011
Bond denominated in foreign currencies	86,474	281	(649)	86,106

Total	16,638,727	22,515	(56,309)	16,604,933

	As of December 31, 2016
	Amortized cost	Cumulative gains on valuation	Cumulative losses on valuation	Fair value
Korean treasury and government agencies	3,754,355	26,366	(6,391)	3,774,330
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	46,068	—	(25)	46,043

Total	13,792,266	93,778	(18,449)	13,867,595

10.	LOANS AND RECEIVABLES:

(1)	Details of loans and receivables are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Due from banks	7,392,805	13,147,281
Loans	235,237,937	221,089,139
Other loans and receivables	6,179,882	7,271,628

Total	248,810,624	241,508,048

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	6,246,496	11,395,162
Others	79,394	56,355
Allowance for credit losses	(1,541)	(2,798)

Subtotal	6,324,349	11,448,719

Due from banks in foreign currencies:
Due from banks on demand	660,582	702,023
Time deposits	65,052	523,473
Others	343,361	474,472
Allowances for credit losses	(539)	(1,406)

Subtotal	1,068,456	1,698,562

Total	7,392,805	13,147,281

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,394	Central counterparty KRW margin and others

Subtotal		6,325,890

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	654,718	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	72,700	Deposits for foreign futures and options trading and others

Subtotal		727,418

Total		7,053,308

	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,395,162	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	55,304	Central counterparty KRW margin and others
Subtotal		11,450,466

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	678,999	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	474,472	Deposits for foreign futures and options trading and others

Subtotal		1,153,471

Total		12,603,937

(4)	Details of loans are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Loans in local currency	198,504,623	190,099,544
Loans in foreign currencies	7,543,489	8,697,795
Domestic banker’s letter of credit	2,516,907	3,754,030
Bills bought in foreign currencies	8,071,263	7,691,879
Bills bought in local currency	194,234	322,189
Factoring receivables	134,634	95,173
Advances for customers on guarantees	21,512	24,132
Private placement bonds	158,193	222,926
Call loans	2,389,325	2,813,706
Bonds purchased under resale agreements	16,726,510	8,532,924
Loan origination costs and fees	489,008	447,073
Others	626	21,626
Discounted present value	(7,272)	(11,490)
Allowance for credit losses	(1,505,115)	(1,622,368)

Total	235,237,937	221,089,139

(5)	Details of other loans and receivables are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Receivables	4,201,407	4,849,111
Accrued income	927,297	970,789
Telex and telephone subscription rights and refundable deposits	947,341	986,242
Other receivables	157,632	632,875
Allowance for credit losses	(53,795)	(167,389)

Total	6,179,882	7,271,628

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal of provision (net provision)	(129,319)	(528,377)	31,660	(626,036)
Recoveries	(45,053)	(82,463)	—	(127,516)
Charge-offs	138,771	434,160	54,793	627,724
Sales of loans and receivables	898	65,145	29,265	95,308
Unwinding effect	8,639	36,390	—	45,029
Others (*)	—	218,462	—	218,462

Ending balance	(181,402)	(1,323,713)	(55,875)	(1,560,990)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

	For the year ended December 31, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net provision	(73,331)	(537,037)	(82,648)	(693,016)
Recoveries of loans previously charged off	(53,674)	(185,787)	—	(239,461)
Charge-offs	155,367	717,123	236,857	1,109,347
Sales of loans and receivables	2,055	113,177	91,800	207,032
Unwinding effect	10,317	66,657	—	76,974
Others (*)	(16)	8,665	—	8,649

Ending balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments’ characteristics and market conditions, such as volume of transactions and transparency, are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in the OTC market but do not require significant judgment.

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean won in millions):

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	191,383	817,444	—	1,008,827
Equity securities	156	—	—	156
Derivative assets	1,021	3,076,369	21,379	3,098,769

Subtotal	218,532	3,893,813	21,379	4,133,724

AFS financial assets
Debt securities	2,536,578	9,540,789	—	12,077,367
Equity securities	398,756	—	818,053	1,216,809
Beneficiary certificates	—	66,765	655,507	722,272
Securities loaned	69,778	100,478	—	170,256

Subtotal	3,005,112	9,708,032	1,473,560	14,186,704

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Derivative assets	—	59,272	—	59,272

Total	3,223,644	13,661,117	1,494,939	18,379,700

Financial liabilities:
Financial liabilities held for trading
Deposits	25,964	—	—	25,964
Derivative liabilities	2,613	3,115,664	20,941	3,139,218

Subtotal	28,577	3,115,664	20,941	3,165,182

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Subtotal	—	91,739	160,057	251,796

Derivative liabilities	—	12,103	—	12,103

Total	28,577	3,219,506	180,998	3,429,081

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	202,598	938,330	—	1,140,928
Equity securities	24,762	—	—	24,762
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,854,248	23,062	2,880,543

Subtotal	261,232	3,792,578	23,062	4,076,872

AFS financial assets
Debt securities	1,422,209	9,657,128	—	11,079,337
Equity securities	427,084	—	855,006	1,282,090
Beneficiary certificates	—	4,738,287	512,569	5,250,856
Securities loaned	391,279	102,300	—	493,579

Subtotal	2,240,572	14,497,715	1,367,575	18,105,862

Derivative assets	—	140,478	99	140,577

Total	2,501,804	18,430,771	1,390,736	22,323,311

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,964,912	33,436	3,000,098

Subtotal	28,251	2,964,912	33,436	3,026,599

Financial liabilities designated as at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub Total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,065,304	707,145	3,800,700

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2017 and 2016, that amounted to 17,260 million won and 38,401 million won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though K-IFRS requires them to be subsequently measured at their fair value, since they do not have quoted market prices in an active market and cannot be measured at fair value reliably. The carrying amount of the financial assets that have been disposed for the year ended December 31, 2017, is 1,266 million won, and the related loss from the disposals is 102 million won.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities and beneficiary certificates

Among Discounted Cash Flow (“DCF”) model, free cash flow to equity model, comparable company analysis, dividend discount model, risk-adjusted rate of return method and net asset value method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

	Fair value measurement technique	Input variables
Derivatives

The in-house developed model is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments whose valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities

The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM model or Monte Carlo Simulation given the natures of the securities or underlying assets.

Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate of return and forward rate

Techniques for the financial assets and financial liabilities at Level 3 and significant unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.900–0.980	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	12.1%–28.1%	Variation of fair value increases as volatility increases.

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.900–0.980	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	12.1%–28.1%	Variation of fair value increases as volatility increases.

Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.363–0.694

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	6.8%–58.9%

Equity securities and beneficiary certificates	External appraisal value and others	Expected growth rate	0.0%–1.0%	Fair value increases as expected growth rate increases.

		Volatility of real estate sale price	0%	Fair value increases as sale price increases.

		Discount rate of lease cash flow and others	8.31%–8.54%	Fair value increases as discount rate of lease cash flow decreases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is audited regularly.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	January 1, 2017	Net income (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	22,351	—	1,398	(25,432)	—	21,379
AFS financial assets
Equity securities	855,006	27,994	18,680	46,401	(130,028)	—	818,053
Beneficiary certificates	512,569	2,312	(3,062)	247,582	(103,894)	—	655,507

Subtotal	1,367,575	30,306	15,618	293,983	(233,922)	—	1,473,560

Derivative assets	99	329	—	—	(428)	—	—

Total	1,390,736	52,986	15,618	295,381	(259,782)	—	1,494,939

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	24,943	—	500	(37,938)	—	20,941
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	112,015	—	—	(625,667)	—	160,057

Total	707,145	136,958	—	500	(663,605)	—	180,998

(*1)	The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The loss amounting to 34,992 million won for the year ended December 31, 2017, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2016
	January 1, 2016	Net income (loss) (*1)	Other comprehensive income (loss)	Purchases/ issuances	Disposals/ settlements	Transfer to or from level 3 (*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets (*3)	78,676	(29,208)	—	13,640	(39,506)	(540)	23,062
AFS financial assets
Equity securities (*4)	833,744	(6,632)	50,235	202,620	(205,790)	(19,171)	855,006
Beneficiary certificates	365,896	14,365	5,735	167,331	(40,758)	—	512,569
Others	5,308	594	(643)	—	(5,259)	—	—

Subtotal	1,204,948	8,327	55,327	369,951	(251,807)	(19,171)	1,367,575

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,289,597	(17,004)	55,327	383,591	(301,064)	(19,711)	1,390,736

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	(8,404)	—	1,155	(37,916)	—	33,436
Financial liabilities designated as at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,952	62,675	—	1,155	(182,637)	—	707,145

(*1)	The loss amounting to 92,721 million won for the year ended December 31, 2016, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity- and interest-related derivatives became observable in the market, such derivatives were transferred into Level 2 from Level 3.
(*4)	AFS financial assets were transferred out of Level 1 to Level 3 upon the change of the fair value measurement method of the assets by using market. When the external valuation specialists previously used quoted prices in the active market, in the opposite case, they were transferred out of Level 3 to Level 1.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes that result from varying the assumptions individually. The sensitivity analysis was performed for two types of Level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity-related derivatives and equity-linked securities whose fair value changes are recognized as net income and (2) equity securities and beneficiary certificates whose fair value changes are recognized as other comprehensive income. Equity securities classified as Level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments for the years ended December 31, 2017 and 2016 (Unit: Korean won in millions):

	As of December 31, 2017				As of December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*2)	1,234	(526)	—	—	861	(2,248)	—	—
AFS financial assets
Equity securities (*3) (*4)	—	—	20,594	(12,398)	—	—	24,270	(16,223)
Beneficiary certificates (*4)	—	—	1,749	(1,695)	—	—	2,813	(2,754)

Total	1,234	(526)	22,343	(14,093)	861	(2,248)	27,083	(18,977)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1) (*2)	5	(513)	—	—	4,892	(3,568)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—	905	(857)	—	—

Total	13	(520)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity-related derivative assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%. In the case of interest rate and currency-related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%.
(*2)	Both derivative assets and liabilities held for trading and hedging are included.

(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate or liquidation value (-1%–1%) and discount rate. The growth rate, discount rate and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate, which is underlying assets and discount rate by 1%.

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean won in millions):

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,398,641	—	16,604,933	16,638,727
Loans and receivables	—	—	247,784,211	247,784,211	248,810,624
Financial liabilities:
Deposits due to customers	—	224,355,148	—	224,355,148	224,384,156
Borrowings	—	13,631,522	—	13,631,522	13,662,984
Debentures	—	21,733,045	—	21,733,045	21,707,466
Other financial liabilities	—	13,028,595	—	13,028,595	13,029,421

	December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,125,715	—	13,867,595	13,792,266
Loans and receivables	—	—	242,668,472	242,668,472	241,508,048
Financial liabilities:
Deposits due to customers	—	211,370,812	—	211,370,812	211,382,380
Borrowings	—	16,076,215	—	16,076,215	16,060,821
Debentures	—	18,401,138	—	18,401,138	18,166,057
Other financial liabilities	—	20,826,846	—	20,826,846	20,827,284

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS:

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value and fair value of continuous participation and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, although the Bank still has continuous involvements, are as follows (Unit: Korean won in millions):

December 31, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post-settlement	—	—	—

(*)	The post-settlement had been settled and there are no financial instruments that meet the derecognition conditions, but the Bank still has continuous involvements as of December 31, 2017.

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post-settlement	—	—	701

(*)	As the amounts to be settled after the auction of collaterals are not fixed yet, expected cash flow cannot be reliably measured as of December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039, the Bank derecognized the financial asset from the separate financial statements applying the exception for retrospective application of transactions before the date of transition to K-IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet the condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016
Assets transferred	AFS financial assets	9,998	220,098
	HTM financial assets	5,436	7,133

	Total	15,434	227,231

Related liabilities	Bonds sold under repurchase agreements	3,173	106,605

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean equity securities	—	4,459	Samsung Securities Co., Ltd. and others

AFS financial assets	Korean treasury and government agencies and others	170,256	493,579	Korea Securities Finance Corporation and others

	Total	170,256	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of December 31, 2017 and 2016, the financial instruments to be set off and maybe covered by master netting agreements and similar agreements are given as follows (Unit: Korean won in millions):

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,979,492	1,710	2,977,782
Receivable spot exchange (*2)	3,674,864	—	3,674,864	5,694,421	174,415	783,810
Bonds purchased under resale agreements (*2)	16,726,510	—	16,726,510	16,726,510	—	—
Domestic exchanges receivable (*2) (*5)	39,045,597	38,985,354	60,243	—	—	60,243

Total	62,426,463	38,987,064	23,439,399	22,420,931	174,415	844,053

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,137,297	1,710	3,135,587
Payable spot exchange (*3)	3,674,737	—	3,674,737	5,817,331	157,750	835,243
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3) (*5)	40,279,285	38,985,354	1,293,931	1,293,931	—	—

Total	47,094,492	38,987,064	8,107,428	7,114,435	157,750	835,243

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,954,667	8,442	2,946,225
Receivable spot exchange (*2)	4,375,738	—	4,375,738	6,239,981	69,834	1,012,148
Bonds purchased under resale agreements (*2)	8,532,924	—	8,532,924	8,532,924	—	—
Domestic exchanges receivable (*2) (*5)	31,452,718	30,883,281	569,437	—	—	569,437

Total	47,316,047	30,891,723	16,424,324	14,772,905	69,834	1,581,585

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,459,959	8,442	3,451,517
Payable spot exchange (*3)	4,380,424	—	4,380,424	6,389,463	105,270	1,337,208
Bonds sold under repurchase agreements (*4)	106,605	—	106,605	106,605	—	—
Domestic exchanges payable (*3) (*5)	39,341,233	30,883,281	8,457,952	6,161,151	—	2,296,801

Total	47,288,221	30,891,723	16,396,498	12,657,219	105,270	3,634,009

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES:

(1)	The Bank has the following subsidiaries (Unit: Korean won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd. (*1)	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd. (*1)	Korea	KRW	3,371	Other credit finance business
Woori Private Equity Fund (*2)	Korea	KRW	—	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank (*1)	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk (*1) (*3)	Indonesia	IDR	6,720	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund (*1)	Korea	KRW	7,800	Finance
Woori Fund Service Co., Ltd.	Korea	KRW	100	Finance
Woori Finance Cambodia PLC. (*1)	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd. (*1)	Myanmar	USD	1,200	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	3	Finance

	December 31, 2017			December 31, 2016
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Dec.31, 2017	4,900,000	100.0	Dec.31, 2016
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Dec.31, 2017	6,000,000	100.0	Dec.31, 2016
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Dec.31, 2017	600,000	100.0	Dec.31, 2016
Woori Card Co., Ltd. (*1)	179,266,200	100.0	Dec.31, 2017	169,266,200	100.0	Dec.31, 2016
Woori Investment Bank Co., Ltd. (*1)	403,404,538	59.8	Dec.31, 2017	275,761,491	58.2	Dec.31, 2016
Woori Private Equity Fund (*2)	—	—	—	46,061	28.9	Dec.31, 2016
Woori Credit Information Co., Ltd.	1,008,000	100.0	Dec.31, 2017	1,008,000	100.0	Dec.31, 2016
Woori America Bank (*1)	38,500,000	100.0	Dec.31, 2017	24,500,000	100.0	Dec.31, 2016
PT Bank Woori Saudara Indonesia 1906 Tbk (*1) (*3)	5,256,690,211	79.9	Dec.31, 2017	3,754,701,359	74.0	Dec.31, 2016
Woori Global Markets Asia Limited	78,000,000	100.0	Dec.31, 2017	78,000,000	100.0	Dec.31, 2016
Woori Bank China Limited	—	100.0	Dec.31, 2017	—	100.0	Dec.31, 2016
AO Woori Bank	57,999,999	100.0	Dec.31, 2017	57,999,999	100.0	Dec.31, 2016
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Dec.31, 2017	77,093,999	100.0	Dec.31, 2016
Korea BTL Infrastructure Fund (*1)	155,805,801	99.9	Dec.31, 2017	155,270,233	99.9	Dec.31, 2016
Woori Fund Service Co., Ltd.	2,000,000	100.0	Dec.31, 2017	2,000,000	100.0	Dec.31, 2016
Woori Finance Cambodia PLC. (*1)	13,000,000	100.0	Dec.31, 2017	3,000,000	100.0	Dec.31, 2016
Woori Finance Myanmar Co., Ltd. (*1)	1,200,000	100.0	Dec.31, 2017	200,000	100.0	Dec.31, 2016
Wealth Development Bank	3,931,365	51.0	Dec.31, 2017	3,931,365	51.0	Dec.31, 2016
Woori Bank Vietnam Limited	—	100.0	Dec.31, 2017	—	100.0	Dec.31, 2016

(*1)	The Bank’s capital stock and number of holding shares have increased, attributed to capital increase of subsidiaries during the year ended December 31, 2017.
(*2)	Due to liquidation of Woori Private Equity Asset Management Co., Ltd., the entity was excluded from subsidiaries during the year ended December 31, 2017.
(*3)	The ownership ratio has been increased, attributed to unequal capital increase of the subsidiary.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	As of December 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	Dec. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2017
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2017
Structured entities established for investment in securities and others
GS Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	Dec. 31, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2017

	As of December 31, 2016
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structured entities	Korea	Asset securitization	—	Dec. 31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2016
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2016
Structured entities established for investment in securities and others
Samsung Plus Private Equity Investment Trust 36th and 33 structured entities	Korea	Investment securities	100.0	Dec. 31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2016

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of December 31, 2017 and 2016:

	As of December 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1(*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Investment securities	69.0

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Investment securities	50.0

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power over the investees’ relevant activities. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean won in 100 million):

				December 31, 2017
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2017(*6)
Woori Blackstone Korea Opportunity No. 1 Private Equity Fund (*15)	Korea	—	Other finance business	—	—	—
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2017(*6)
Chin Hung International Inc. (*5)(*9)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2017(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,142,782	29.0	Sep. 30, 2017(*6)
STX Engine Co., Ltd. (*1)(*5)(*18)	Korea	691	Manufacturing	8,082,650	29.2	—
Samho International Co., Ltd. (*5)(*17)	Korea	—	Construction	—	—	—
Force TEC Co., Ltd. (*4)(*11)	Korea	—	Freight and staffing	—	—	—
STX Corporation (*1)(*5)(*12)	Korea	478	Wholesale of non-specialized goods	3,772,400	19.7	Sep. 30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)(*14)	Korea	—	Other printing	—	—	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4)(*14)	Korea	—	Poultry processing and storage	—	—	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Complex transportation brokerage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)(*10)	Korea	1	Other services	7,398	35.4	—
PREXCO Co., Ltd. (*4)(*10)	Korea	16	Manufacturing	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)(*10)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)(*16)	Korea	7	Plating	28,705	20.5
Cultizm Korea LTD Co., Ltd. (*4)(*16)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)(*16)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)(*10)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	1,249	Other financial services	28,333	23.1	Dec. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	342	Other financial services	6,840,000,000	20.0	Dec. 31, 2017
K BANK Co., Ltd. (*2)(*13)	Korea	3,500	Finance	9,078,462	13.0	Nov. 30, 2017(*6)
Smart Private Equity Fund No. 2 (*8)	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund (*8)	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2017
Well to Sea No. 3 Private Equity Fund (*8)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2017(*6)

				December 31, 2016
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2016(*6)
Woori Blackstone Korea Opportunity No. 1 Private Equity Fund (*15)	Korea	295	Other finance business	6,332,435,273	21.4	Dec. 31, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2016(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2016(*6)
Chin Hung International Inc. (*5)(*9)	Korea	769	Construction	43,709,400	28.4	Nov. 30, 2016(*6)
Poonglim Industrial Co., Ltd. (*7)	Korea	736	Construction	4,146,811	29.7	Sep. 30, 2016(*6)
STX Engine Co., Ltd. (*1)(*5)(*18)	Korea	691	Manufacturing	8,082,650	29.2	Sep. 30, 2016(*6)
Samho International Co., Ltd. (*5)(*17)	Korea	759	Construction	1,190,000	7.8	Dec. 31, 2016
Force TEC Co., Ltd. (*4)(*11)	Korea	118	Freight and staffing	8,087,128	34.4	—
STX Corporation (*1)(*5)(*12)	Korea	748	Wholesale of non-specialized goods	4,472,248	9.5	Sep. 30, 2016(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2016(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Heungjiwon Co., Ltd. (*4)(*14)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
Deokwon Food Co., Ltd. (*4) (*14)	Korea	3	Poultry processing and storage	14,300	27.3	—
QTS Shipping Co., Ltd. (*4)	Korea	3	Complex transportation brokerage	17,460	49.4	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	589	Other finance services	13,602	23.1	Dec. 31, 2016
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*13)	Korea	90	Other financial services	1,800,000,000	20.0	Dec. 31, 2016
K BANK Co., Ltd. (*2)(*13)	Korea	2,500	Finance	6,500,000	13.0	Nov. 30, 2016(*6)

(*1)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*2)	The Bank can participate in the decision-making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of December 31, 2017 and 2016.
(*4)	The carrying values of investments in Reading Doctors Co., Ltd., PREXCO Co., Ltd., Hyunwoo International Co., Ltd., Jiwon Plating Co., Ltd., Cultizm Korea LTD Co., Ltd., Gil Co., Ltd. and NK Eng Co., Ltd. are nil as of December 31, 2017, and in Force TEC Co., Ltd. and Deokwon Food Co., Ltd. are nil as of December 31, 2016. Furthermore, investments in Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 Collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd. and ARES-TECH Co., Ltd. are nil as of December 31, 2017 and 2016.
(*5)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 4,425, previous year: KRW 8,480), Chin Hung International Inc. (current period: KRW 1,915, previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 9,150, previous year: KRW 6,630), Samho International Co., Ltd. (previous year: KRW 16,900) and STX Corporation (previous year: KRW 1,660).
(*6)	The significant transactions and events at the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)	The Bank has sold a part of shares of the associate, so the number of holding shares has decreased during the year ended December 31, 2017.
(*8)	Due to capital contribution by the Bank during the year ended December 31, 2017, the entities were included in the investment in associates.
(*9)	Due to the consolidation of stocks and debt-equity swap of the associates, the Bank’s number of holding shares and ownership ratio decreased during the year ended December 31, 2017.
(*10)	Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed during the year ended December 31, 2017, it has been included in the investment in associates.
(*11)	Force TEC Co., Ltd. is not in scope for the associates because the Bank does not have significant influence over the entity because the entity is going through workout process under receivership as of December 31, 2017.
(*12)	Due to debt-equity swap of the associate, capital stock, the Bank’s number of holding shares and ownership ratio increased during the year ended December 31, 2017.
(*13)	Due to capital increase of associates, the Bank’s capital stock and number of holding shares increased during the year ended December 31, 2017.
(*14)	As the Bank sold its entire ownership interest of the entity, it was excluded from the investment in associates during the year ended December 31, 2017.
(*15)	As the associate is on the liquidation process, it has returned the capital contribution of the Bank during the year ended December 31, 2017, and the Bank does not have capital stock and holding shares as of December 31, 2017. The residual property of the entity is to be distributed according to ownership ratio.
(*16)	Due to debt-equity swap, the entity was included in the investment in associates during the year ended December 31, 2017.
(*17)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*18)	The shares of STX Engine Co., Ltd. owned by the Bank were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with UAMCO during the current period to sell STX Engine Co., Ltd. shares.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of December 31, 2017 and 2016, are as follows:

	As of December 31, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%

	As of December 31, 2016
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
Reading Doctors Co., Ltd.	7,398	35.4%
PREXCO Co., Ltd.	919,972	28.1%
Hyunwoo International Co., Ltd.	59,873	25.9%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2017
Investees	January 1, 2017	Acquisitions (*1)	Disposals and others (*2)	Impairment	December 31, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	100,000	—	—	1,274,260
Woori Investment Bank	79,992	63,822	—	—	143,814
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	79,100	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	112,612	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	2,698	(59)	—	783,164
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	11,250	—	—	15,850
Woori Finance Myanmar Co., Ltd.	2,389	11,260	—	—	13,649
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	(76,720)	98,932
Woori Blackstone Korea Opportunity No. 1 Private Equity Fund	5,418	—	(5,418)	—	—
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(37,551)	70,969
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	(44,615)	—	—
SamHo Co., Ltd.	7,492	—	(7,492)	—	—
STX Corporation	7,424	8,546	—	(8,161)	7,809
Saman Corporation	8,521	—	—	(7,266)	1,255
Woori Growth Partnerships New Technology Private Equity Fund	13,602	15,729	(498)	—	28,833
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	5,040	—	—	6,840
K BANK Co., Ltd.	32,500	12,892	—	—	45,392
Smart Private Equity Fund No. 2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	3,000	—	—	3,000
Well to Sea No. 3 Private Equity Fund	—	102,500	(508)	—	101,992

	3,779,169	572,502	(68,928)	(133,948)	4,148,795

(*1)	Investments in associates increased by 49,599 million won through debt-equity swap occurred during the year ended December 31, 2017.
(*2)	The Investments in Associates reclassified as assets held for sale amount to 52,107 million won, of which 7,492 million won was disposed of during the current period.

	For the year ended December 31, 2016
Investees	January 1, 2016	Acquisitions (*1)	Disposals and others (*2)	Impairment	December 31, 2016
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.,	43,227	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	3,364
Woori Card	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	46,000	(648)	—	780,525
Woori Fund Service Co., Ltd	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	4,600	—	—	—	4,600
Woori Finance Myanmar Co., Ltd.	2,389	—	—	—	2,389
Wealth Development Bank	—	25,675	—	—	25,675
Woori Bank Vietnam Limited	—	155,400	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund No. 1	35,682	—	(30,264)	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd	3,267	—	—	—	3,267
United PF 1st Corporate financial stability	172,441	—	(172,441)	—	—
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(867)	4,256
STX Engine Co., Ltd.	50,831	—	—	(6,216)	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Co., Ltd.	14,311	—	—	(6,887)	7,424
Osung LST Co., Ltd.	6,453	—	(6,453)	—	—
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	(800)	—	—
Woori Growth Partnerships New Technology Private Equity Fund	—	13,602	—	—	13,602
2016KIF-IMM Woori Bank Technology Venture Fund	—	1,800	—	—	1,800
K BANK Co., Ltd.	—	32,500	—	—	32,500

	3,730,247	275,777	(212,885)	(13,970)	3,779,169

(*1)	AFS financial assets decreased by 5,421 million won through transfers to investments in associates occurred during the year ended December 31, 2016.
(*2)	Investments in associates decreased by 136,817 million won due to transfers to AFS financial assets during the year ended December 31, 2016. In addition, investments in associates decreased by 6,453 million won due to transfers to assets held for sale during the year ended December 31, 2016.

14.	INVESTMENT PROPERTIES:

(1)	Details of investment properties are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Acquisition cost	378,004	372,255
Accumulated depreciation	(27,769)	(23,862)

Net carrying value	350,235	348,393

(2)	Changes in investment properties are as follows (Unit: Korean won in millions):

	For the year ended December 31
	2017	2016
Beginning balance	348,393	344,892
Acquisition	3,029	718
Depreciation	(3,580)	(3,552)
Transfers	2,472	6,314
Foreign currencies translation adjustments	(79)	21

Ending balance	350,235	348,393

(3)	Fair value of investment properties is amounting to 372,596 million won and 374,106 million won as of December 31, 2017 and 2016, respectively. The fair value of investment properties, based on the assessment that was independently performed by external appraisal agencies, is classified as Level 3 on the fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 13,918 million won and 13,930 million won for the years ended December 31, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT:

(1)	Details of premises and equipment are as follows (Unit: Korean won in millions):

	December 31, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,170	848,668	498,298	385,398	64,241	3,268,775
Accumulated depreciation	—	(178,845)	(379,232)	(336,108)	—	(894,185)

Net carrying value	1,472,170	669,823	119,066	49,290	64,241	2,374,590

	December 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,720	835,671	472,676	381,593	13,663	3,176,323
Accumulated depreciation	—	(155,905)	(351,103)	(327,035)	—	(834,043)

Net carrying value	1,472,720	679,766	121,573	54,558	13,663	2,342,280

(2)	Details of changes in premises and equipment are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	4,244	21,065	40,717	17,367	50,878	134,271
Disposals	(1,840)	(2,593)	(106)	(1,191)	—	(5,730)
Depreciation	—	(25,140)	(42,847)	(27,444)	—	(95,431)
Classified to assets held for sale	(2,693)	(1,059)	—	—	—	(3,752)
Transfer	(196)	(2,134)	64	—	(206)	(2,472)
Foreign currencies translation adjustments	(65)	(70)	(125)	(202)	(94)	(556)
Others	—	(12)	(210)	6,202	—	5,980

Ending balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	15,937	58,102	16,728	16,330	107,097
Disposals	(30)	(1,474)	(207)	(2,621)	(102)	(4,434)
Depreciation	—	(24,642)	(42,610)	(43,983)	—	(111,235)
Classified to assets held for sale	(4,063)	(251)	—	—	—	(4,314)
Transfers	(1,413)	(1,557)	—	—	(3,087)	(6,057)
Foreign currencies translation adjustments	17	(65)	102	197	—	251
Others	—	(12)	31	19,447	—	19,466

Ending balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280

16.	INTANGIBLE ASSETS:

(1)	Details of intangible assets are as follows (Unit: Korean won in millions):

	December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	951	234,433	575,148	11,870	822,402
Accumulated amortization	(471)	(26,827)	(489,433)	—	(516,731)
Accumulated impairment losses	—	—	—	(2,346)	(2,346)

Net carrying value	480	207,606	85,715	9,524	303,325

	December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	625	117,954	566,054	11,921	696,554
Accumulated amortization	(367)	(17,114)	(434,540)	—	(452,021)
Accumulated impairment losses	—	—	—	(2,303)	(2,303)

Net carrying value	258	100,840	131,514	9,618	242,230

(2)	Details of changes in intangible assets are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	258	100,840	131,514	9,618	242,230
Acquisition	326	116,593	16,395	302	133,616
Disposals	—	—	—	(316)	(316)
Amortization (*)	(104)	(9,736)	(56,243)	—	(66,083)
Impairment loss	—	—	—	(43)	(43)
Foreign currencies translation adjustment	—	—	(25)	(37)	(62)
Others	—	(91)	(5,926)	—	(6,017)

Ending balance	480	207,606	85,715	9,524	303,325

(*)	Amortization of other intangible assets amounting to 48,292 million won is included in other operating expenses.

	For the year ended December 31, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisitions	54	85,117	24,405	1,427	111,003
Disposal	—	—	—	(939)	(939)
Amortization	(79)	(3,367)	(53,289)	—	(56,735)
Reversal of impairment loss	—	—	—	351	351
Foreign currencies translation adjustments	—	—	(113)	69	(44)
Others	—	4,842	(3,768)	—	1,074

Ending balance	258	100,840	131,514	9,618	242,230

17.	ASSETS HELD FOR SALE:

Assets held for sale are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Investments in subsidiaries and associates	44,615	—
Premises and equipment	1,568	2,342

Total	46,183	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES:

(1)	Assets subjected to lien are as follows (Unit: Korean won in millions):

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,135	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Corporate bonds	Korea Securities Depository	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies’ bonds and others	BOK and others	1,540,985	Settlement risk and others
HTM financial assets	Korean treasury and government agencies’ bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Financial institutions’ debt securities and others	BOK and others	7,601,016	Settlement risk and others

		Total	9,678,902

(*)	The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	22,870	Margin deposit for futures or options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	225,169	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	458,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies’ bonds	Korea Securities Depository and others	220,098	Related to bonds sold under repurchase agreements (*)
	Financial institutions’ debt securities and others	BOK and others	3,116,810	Settlement risk and others
HTM financial assets	Korean treasury and government agencies’ bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies’ bonds and others	BOK and others	6,181,192	Settlement risk and others

		Total	10,231,748

(*)	The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	There is no asset the Bank has acquired through foreclosure as of December 31, 2017 and 2016.

(3)	Securities loaned are as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Korean equity securities	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies’ bonds and others	170,256	493,579	Korea Securities Finance Corporation and others

Total		170,256	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and resubjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and resubjected to lien regardless of defaults of counterparties as of December 31, 2017 and 2016, are as follows (Unit: Korean won in millions):

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or resubjected to lien
Securities	17,538,936	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or resubjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS:

Details of other assets are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Prepaid expenses	113,835	92,895
Advance payments	839	404
Others	3,215	3,627

Total	117,889	96,926

20.	FINANCIAL LIABILITIES AT FVTPL:

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Financial liabilities held for trading	3,165,182	3,026,599
Financial liabilities designated as at FVTPL	251,796	766,880

Total	3,416,978	3,793,479

(2)	Financial liabilities held for trading are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Deposits
Gold banking liabilities	25,964	26,501
Derivative liabilities	3,139,218	3,000,098

Total	3,165,182	3,026,599

(3)	Financial liabilities designated as at FVTPL are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Equity-linked securities index
Equity-linked securities index in short position	160,057	673,906
Debentures
Debentures in local currency	91,739	92,974

Total	251,796	766,880

(4)	Credit risk adjustments to financial liabilities designated as at FVTPL are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Financial liabilities designated as at FVTPL subject to credit risk adjustments	251,796	766,880
Changes in fair value for credit risk adjustments	(254)	(8)
Accumulated changes in credit risk adjustments	133	349

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities’ carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Carrying amount	251,796	766,880
Nominal amount at maturity	255,408	902,375

Difference	(3,612)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS:

Details of deposits due to customers by type are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	9,354,122	9,496,455
Time deposits	194,426,228	183,864,984
Mutual installment	34,055	37,128
Certificate of deposits	4,341,643	3,782,549

Subtotal	208,156,048	197,181,116

Deposits in foreign currencies	16,263,301	14,225,208
Present value discount	(35,193)	(23,944)

Total	224,384,156	211,382,380

22.	BORROWINGS AND DEBENTURES:

(1)	Details of borrowings are as follows (Unit: Korean won in millions):

	December 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from BOK	BOK	0.5–0.8	1,404,087
Borrowing from government funds	Small Enterprise and Market Service and others	0.0–2.9	1,723,340
Others	The Korea Development Bank and others	0.0–3.2	3,106,303

Subtotal			6,233,730

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0–3.1	6,884,235
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Subtotal			6,912,520

Bills sold	Others	0.0–1.2	36,953
Call money	Banks and others	1.5–2.7	476,773
Bonds sold under repurchase agreements	Other financial institutions	0.6–12.7	3,173
Present value discount			(165)

Total			13,662,984

	December 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from BOK	BOK	0.5–0.8	1,598,553
Borrowing from government funds	Small & Medium Business Corporation and others	0.0–3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0–3.8	3,446,894

Subtotal			6,580,254

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0–5.2	7,547,555
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,127

Subtotal			7,565,682

Bills sold	Others	0.0–1.6	26,895
Call money	Banks and others	0.0–5.1	1,782,052
Bonds sold under repurchase agreements	Other financial institutions	0.6–4.5	106,605
Present value discount			(667)

Total			16,060,821

(2)	Details of debentures are as follows (Unit: Korean won in millions):

	December 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.5–5.8	16,965,338	1.5–7.2	12,889,422
Subordinated bonds	3.4–5.9	4,765,501	3.0–5.9	5,309,375

Subtotal		21,730,839		18,198,797

Discount on bonds		(23,373)		(32,740)

Total		21,707,466		18,166,057

(*)	Included debentures under fair value hedge relationships are 3,102,386 million won and 3,610,193 million won as of December 31, 2017 and 2016, respectively.

23.	PROVISIONS:

(1)	Details of provisions are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Asset retirement obligation	56,243	52,838
Provisions for guarantees (*1)	185,557	240,023
Provisions for unused commitments	36,031	53,919
Provisions for customer reward credits	37,256	18,170
Other provisions (*2)	52,940	15,523

Total	368,027	380,473

(*1)	Provisions for guarantees include provision for financial guarantee of 74,277 million won and 70,153 million won as of December 31, 2017 and 2016, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provision, except for asset retirement obligation, are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Provisions for guarantees	Provisions for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	240,023	53,919	18,170	15,523	327,635
Provisions provided	2,443	—	7,626	41,699	51,768
Provisions used	(24,826)	(65)	(67,528)	(4,282)	(96,701)
Reversal of unused amount	(57,452)	(17,823)	—	—	(75,275)
Transfer (*)	—	—	60,057	—	60,057
Others	25,369	—	18,931	—	44,300

Ending balance	185,557	36,031	37,256	52,940	311,784

(*)	According to contracts with the third parties, the Bank ultimately will be reimbursed for which it has paid out on behalf of customers through their customer loyalty programs. Therefore, when such obligation incurs, the Bank recognizes it as “transfer,” but there is no impact on the Bank’s expense.

	For the year ended December 31, 2016
	Provisions for guarantees	Provisions for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	366,873	45,773	—	19,308	431,954
Provisions provided	—	8,125	9,963	6,543	24,631
Provisions used and others	(80,018)	21	(24,561)	(10,328)	(114,886)
Reversal of unused amount	(60,698)	—	—	—	(60,698)
Transfer (*)	—	—	31,990	—	31,990
Others	13,866	—	778	—	14,644

Ending balance	240,023	53,919	18,170	15,523	327,635

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the year ended December 31, 2016.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Beginning balance	52,838	35,933
Provisions provided	2,033	1,798
Provisions used	(1,131)	(1,279)
Reversal of provisions unused	(715)	—
Amortization	426	453
Increase in restoration costs and others	2,792	15,933

Ending balance	56,243	52,838

24.	NET DEFINED BENEFIT LIABILITIES (ASSETS):

Characteristics of the Bank’s defined benefit plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue-chip corporate bonds’ earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue- chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns, but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit assets are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Defined benefit obligation	990,007	919,707
Fair value of plan assets	(975,723)	(990,645)

Net defined benefit liabilities (assets)	14,284	(70,938)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Beginning balance	919,707	846,368
Current service cost	135,129	142,611
Interest cost	25,517	23,389
Remeasurements	(27,009)	(50,639)
Foreign currencies translation adjustments	(109)	41
Retirement benefit paid	(52,300)	(32,527)
Curtailment or settlement	(10,928)	(9,536)

Ending balance	990,007	919,707

(3)	Changes in the plan assets are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Beginning balance	990,645	800,690
Interest income	29,436	24,081
Remeasurements	(13,432)	(6,853)
Employer’s contributions	32,000	216,000
Retirement benefit paid	(49,353)	(31,861)
Curtailment or settlement	(11,052)	(9,198)
Others	(2,521)	(2,214)

Ending balance	975,723	990,645

(4)	Plan assets wholly consist of time deposits as of December 31, 2017 and 2016. Among plan assets, realized returns on plan assets amount to 16,004 million won and 17,228 million won for the years ended December 31, 2017 and 2016, respectively.

Meanwhile, the contribution expected to be paid in the subsequent accounting year amounts to 125,818 million won.

(5)	Current service cost, net interest income, loss on the curtailment or settlement and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Current service cost	135,129	142,611
Net interest income	(3,919)	(692)
Gain and loss on the curtailment or settlement	124	(338)

Cost recognized in net income	131,334	141,581
Remeasurements (*)	(13,577)	(43,786)

Cost recognized in total comprehensive income	117,757	97,795

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to recognized defined contribution plans amount to 3,200 million won and 3,253 million won for the years ended December 31, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	December 31, 2017	December 31, 2016
Discount rate	3.18%	2.85%
Future wage growth rate	6.18%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016
Discount rate	Increase by 1% point	(91,364)	(86,744)
	Decrease by 1% point	106,296	99,833
Future wage growth rate	Increase by 1% point	105,849	99,225
	Decrease by 1% point	(92,682)	(87,851)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES:

Other financial liabilities and other liabilities are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	4,079,676	4,744,622
Accrued expenses	1,874,837	1,886,601
Borrowing from trust accounts	3,363,579	3,391,903
Agency business revenue	344,591	331,159
Foreign exchanges payable	576,525	696,017
Domestic exchanges payable	1,304,416	8,476,475
Other miscellaneous financial liabilities	1,486,567	1,300,954
Present value discount	(770)	(447)

Subtotal	13,029,421	20,827,284

Other liabilities:
Unearned income	55,019	46,144
Other miscellaneous liabilities	80,667	107,094

Subtotal	135,686	153,238

Total	13,165,107	20,980,522

26.	DERIVATIVES:

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean won in millions):

	December 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—
Swaps	130,861,378	59,272	224,660	12,103	257,905
Purchase options	630,000	—	12,346	—	—
Written options	795,000	—	—	—	12,869
Currency:
Futures	290,457	—	—	—	—
Forwards	71,333,635	—	1,301,850	—	1,360,945
Swaps	47,445,136	—	1,347,815	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—
Written options	4,038,237	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—
Purchase options	5,060,706	—	146,775	—	—
Written options	4,504,290	—	—	—	99,770
Others:
Futures	—	—	—	—	—
Swaps	7,805	—	1,056	—	1,037
Purchase options	—	—	—	—	—
Written options	5,000	—	—	—	100

Total	267,430,079	59,272	3,098,769	12,103	3,139,218

	December 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,786,359	139,832	473,951	7,013	509,703
Purchase options	860,000	—	21,172	—	—
Written options	1,035,000	—	—	—	21,863
Currency:
Futures	447,749	—	—	—	—
Forwards	61,216,421	—	1,252,273	—	1,005,570
Swaps	39,745,794	—	1,014,994	—	1,221,961
Purchase options	1,120,949	—	42,126	—	—
Written options	907,211	—	—	—	8,589
Equity:
Futures	926,392	—	—	—	—
Purchase options	3,007,969	745	73,261	—	—
Written options	4,460,233	—	—	208	228,900
Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Purchase options	8,307	—	121	—	—
Written options	64,352	—	—	—	1,181

Total	232,654,544	140,577	2,880,543	7,221	3,000,098

Derivatives held for trading are classified into financial assets or liabilities at FVTPL (Notes 7 and 20), and derivatives held for hedging are presented as a separate line item in the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Gains from hedged items	53,532	98,827
Losses from hedging instruments	(52,959)	(98,832)

27.	DEFERRED DAY 1 PROFITS OR LOSSES:

Changes in deferred day 1 profits or losses are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	1,337
Amounts recognized in profits and losses	(6,506)	(15,923)

Ending balance	7,416	13,442

The Bank has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable or available in the market. Those financial instruments are recorded at the fair value produced by the valuation techniques at the time of acquisition despite the differences between the transaction price and the fair value. The table above presents the difference yet to be realized as profits or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS:

(1)	The number of shares authorized and others are as follows:

	December 31, 2017	December 31, 2016
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 won	5,000 won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital stock	3,381,392 million won	3,381,392 million won

(2)	There are no changes in the number of shares issued and outstanding for the years ended December 31, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES:

The bond-type hybrid securities classified as equity are as follows (Unit: Korean won in millions):

	Issue date	Maturity	Interest rates (%)	December 31, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	—	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(12,912)	(14,104)

Total				3,017,888	3,574,896

With respect to the hybrid securities issued, there is no maturity, and the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution to not pay dividends on common stock, then it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY:

1)	Details of other equity are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	271,559	319,698
Gain (loss) on foreign currency translation of foreign operations	(26,693)	7,400
Remeasurement loss related to defined benefit plan	(137,877)	(154,443)

Subtotal	106,989	172,655

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(208,158)	—

Total	(135,282)	138,542

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	319,698	77,862	(125,063)	(938)	271,559
Gain (loss) on foreign currency translation of foreign operations	7,400	(46,581)	—	12,488	(26,693)
Remeasurement gain (loss) related to defined benefit plan	(154,443)	13,576	—	2,990	(137,877)

Total	172,655	44,857	(125,063)	14,540	106,989

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal or recognition of impairment losses on AFS financial assets.

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	329,724	85,289	(98,516)	3,201	319,698
Gain (loss) on foreign currencies translation of foreign operations	(1,961)	12,350	—	(2,989)	7,400
Remeasurement of the net defined benefit liability	(187,634)	43,787	—	(10,596)	(154,443)

Total	140,129	141,426	(98,516)	(10,384)	172,655

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS:

(1)	Details of retained earnings are as follows (Unit: Korean won in millions):

		December 31, 2017	December 31, 2016
Legal reserve	Earned surplus reserve	1,729,754	1,622,754
	Other legal reserve	45,668	44,634

Subtotal		1,775,422	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,806	7,073,104
	Regulatory reserve for credit loss	2,017,342	1,880,447
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

Subtotal		10,443,212	9,962,559

Retained earnings before appropriation		1,041,925	858,208

Total		13,260,559	12,488,155

i.	Earned surplus reserve

In accordance with the Act of Banking Law, earned surplus reserve is appropriated as at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement until tangible common equity ratio equals 5.5%, but this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the number of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) are as follows (Unit: Korean won in millions):

	2017	2016
Unappropriated retained earnings:
Beginning of year	213	111
Net income	1,276,112	1,065,602
Interim dividend	(67,328)	—
Dividend on/repayment of hybrid equity securities	(167,072)	(207,505)

	1,041,925	858,208

Transfer from retained earnings:
Provision of revaluation excess	36,105	1,944
Reserves for research and personnel development	11,700	—

	47,805	1,944

Appropriation of retained earnings:
Legal reserve	128,000	107,000
Regulatory reserve for credit loss	74,379	136,895
Other reserve	715	1,036
Amortization of loss of repayment of hybrid equity securities	208,158	—
Cash dividend (dividend per share (%)) 2017: 500 won (10%), 2016: 400 won (8%)	336,636	269,308
Additional reserve	341,000	345,700

	1,088,888	859,939

Unappropriated retained earnings to be carried forward to next year	842	213

(3)	The changes in retained earnings are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Beginning balance	12,488,155	11,798,375
Net income	1,276,112	1,065,602
Dividends on common stock	(336,636)	(168,317)
Dividends on hybrid securities	(167,072)	(206,515)
Repayment of hybrid securities	—	(990)

Ending balance	13,260,559	12,488,155

32.	REGULATORY RESERVE FOR CREDIT LOSS:

In accordance with paragraphs 1 and 2 of Article 29 of the RSBB, if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Beginning balance	2,017,342	1,880,447
Planned provision of regulatory reserve for credit loss	74,379	136,895

Ending balance	2,091,721	2,017,342

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean won in millions, except for EPS amount):

	For the years ended December 31
	2017	2016
Net income	1,276,112	1,065,602
Provision of regulatory reserve for credit loss	74,379	136,895
Adjusted net income after the provision of regulatory reserve	1,201,733	928,707
Adjusted EPS after the provision of regulatory reserve (Unit: Korean won)	1,537	1,073

33.	DIVIDENDS:

The Bank’s dividends for the years ended December 31, 2017 and 2016, are 500 won and 400 won per share, respectively, and total dividend payments amount to 336,636 million won and 269,308 million won, respectively. Dividends for the current period will be brought up as an agenda in the annual shareholders’ meeting scheduled for March 23, 2018.

Meanwhile, the Bank paid out 67,328 million won (100 won per share) as an interim dividend during the year ended December 31, 2017.

34.	NET INTEREST INCOME:

(1)	Interest income recognized is as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Financial assets at FVTPL	17,735	18,950
AFS financial assets	209,594	239,202
HTM financial assets	303,348	352,897
Loans and receivables:
Interest on due from banks	69,007	58,586
Interest on loans	6,764,407	6,680,019
Interest of other receivables	21,630	27,059

Subtotal	6,855,044	6,765,664

Total	7,385,721	7,376,713

(2)	Interest expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Interest on deposits due to customers	2,209,408	2,373,079
Interest on borrowings	212,632	199,188
Interest on debentures	499,873	486,477
Other interest expense	73,205	95,522

Total	2,995,118	3,154,266

35.	NET FEES AND COMMISSIONS INCOME:

(1)	Details of fees and commissions income are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Fees and commissions received (*)	753,289	737,697
Fees and commissions received for provision of guarantee	70,707	71,654
Fees and commissions received on project financing	13,334	20,208
Fees and commissions received on securities	79,225	69,303
Other fees and commissions received	156,283	90,944

Total	1,072,838	989,806

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Fees and commissions paid	141,574	146,717
Other fees and commissions paid	243	206

Total	141,817	146,923

36.	DIVIDEND INCOME:

Details of dividend income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Financial assets at FVTPL	146	746
AFS financial assets	125,453	219,269

Total	125,599	220,015

37.	GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FVTPL:

(1)	Details of gains or losses related to financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Gains on financial assets held for trading	14,257	169,520
Losses on financial assets designated as at FVTPL	(111,240)	(72,295)

Total	(96,983)	97,225

(2)	Details of gains or losses on financial instruments held for trading are as follows (Unit: Korean won in millions):

			For the years ended December 31
			2017	2016
Financial assets held for trading	Securities	Gain on valuation	705	2,579
		Gain on disposals	7,695	9,366
		Loss on valuation	(2,429)	(3,351)
		Loss on disposals	(654)	(3,808)

		Subtotal	5,317	4,786

	Other financial assets	Gain on valuation	6,524	13,628
		Gain on disposals	2,353	2,404
		Loss on valuation	(7,885)	(14,033)
		Loss on disposals	(619)	(1,644)

		Subtotal	373	355

Total financial assets held for trading			5,690	5,141

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,088,055	1,424,088
		Loss on transactions and valuation	(1,050,244)	(1,401,354)

		Subtotal	37,811	22,734

	Currency derivatives	Gain on transactions and valuation	7,197,779	5,708,310
		Loss on transactions and valuation	(7,340,708)	(5,601,516)

		Subtotal	(142,929)	106,794

	Equity derivatives	Gain on transactions and valuation	511,080	292,830
		Loss on transactions and valuation	(397,411)	(257,997)

		Subtotal	113,669	34,833

	Other derivatives	Gain on transactions and valuation	4,056	18,243
		Loss on transactions and valuation	(4,040)	(18,225)

		Subtotal	16	18

Total derivatives (for trading)			8,567	164,379

Total			14,257	169,520

(3)	Details of gains or losses of financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(79,965)	(24,165)
Loss on valuation of equity-linked securities	(32,511)	(52,007)

Subtotal	(112,476)	(76,172)

Gain on other financial instruments:
Gain on valuation of other financial instruments	1,236	3,877

Total	(111,240)	(72,295)

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS:

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Gain on disposal of securities	—	594
Gain on transactions of securities	164,269	82,459
Impairment loss	(29,266)	(47,528)

Total	135,003	35,525

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS:

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Impairment losses due to credit loss	(626,036)	(693,016)
Reversal of provision on guarantee	55,009	60,698
Reversal of provision on (provision for) loan commitment	17,823	(8,125)

Total	(553,204)	(640,443)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES):

(1)	Details of general and administrative expenses are as follows (Unit: Korean won in millions):

			For the years ended December 31
			2017	2016
Salaries	Short-term employee benefits	Salaries	1,104,755	1,132,690
		Employee benefits	510,583	427,270
	Retirement benefit service costs		134,534	144,834
	Termination		298,496	178,067

	Subtotal		2,048,368	1,882,861

Depreciation and amortization			113,223	167,970

Other general and administrative expenses	Rent		251,739	254,961
	Taxes and public dues		88,631	83,897
	Service charges		176,908	220,713
	Computer and IT related		226,315	238,038
	Telephone and communication		32,902	33,410
	Operating promotion		37,927	42,112
	Advertising		62,956	68,475
	Printing		7,258	8,109
	Traveling		9,398	8,484
	Supplies		5,161	5,319
	Insurance premium		3,295	3,999
	Reimbursement		25,380	24,854
	Maintenance		13,163	13,589
	Water, light and heating		12,105	12,963
	Vehicle maintenance		7,785	7,833
	Others		6,211	37,784

	Subtotal		967,134	1,064,540

	Total		3,128,725	3,115,371

(2)	Details of other operating income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Gain on transactions of foreign exchange	3,040,858	4,457,416
Gain on disposals of loans and receivables	201,631	161,925
Gain related to derivatives	—	130
Gain on fair value hedging derivatives	53,532	99,302
Others (*)	58,180	89,730

Total	3,354,201	4,808,503

(*)	Other income includes such income, amounting to 29,336 million won and 74,700 million won for the years ended December 31, 2017 and 2016, respectively, that the Bank recognized for it to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Loss on transactions of foreign exchange	2,612,797	4,379,435
KDIC deposit insurance premium	300,505	293,958
Contribution to miscellaneous funds	283,551	293,253
Loss on disposals of loans and receivables	8,952	4,213
Loss related to derivatives	52,959	98,962
Loss on fair value hedged items	—	475
Others (*)	108,193	129,987

Total	3,366,957	5,200,283

(*)	For the years ended December 31, 2017 and 2016, ‘Other expense’ includes losses amounting to 5,237 million won and 109,063 million won, respectively, which are related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, ‘Other expense’ for the year ended December 31, 2017, includes 48,292 million won of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES):

(1)	Details of impairment loss of investments in subsidiaries and associates are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Impairment loss	(133,948)	(13,970)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Other non-operating income	95,999	157,705
Other non-operating expenses	(132,387)	(103,591)

Net other non-operating income	(36,388)	54,114

(3)	Details of other non-operating income recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Rental fee income	14,375	14,415
Dividends from investments in subsidiaries and associates	34,004	44,571
Gain on disposal of investments in subsidiaries and associates	9,256	3,679
Gain on disposal of premises and equipment, intangible assets and investment properties	12,950	1,712
Reversal of impairment of premises and equipment, intangible assets and investment properties	141	630
Others	25,273	92,698

Total	95,999	157,705

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Depreciation of investment properties	3,580	3,552
Interest expenses of rent leasehold deposits	458	485
Loss on disposals of premises and equipment, intangible assets and investment properties	1,714	9,563
Impairment loss on premises and equipment, intangible assets and investment properties	184	279
Donation	95,040	43,071
Others	31,411	46,641

Total	132,387	103,591

42.	INCOME TAX EXPENSE:

(1)	Details of income tax expense are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Current tax expense:
Current tax expense in respect of the current period	410,282	265,947
Adjustments recognized in the current period in relation to the tax expense of prior periods	(4,381)	(20,677)

Subtotal	405,901	245,270

Deferred tax expense:
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	(76,332)	10,157
Deferred tax charged directly to equity	14,541	(10,384)

Subtotal	(61,791)	(227)

Income tax expense	344,110	245,043

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Net income before income tax expense	1,620,222	1,310,645
Tax calculated at statutory tax rate (*)	391,632	316,714
Adjustments:
Effect of income that is exempt from taxation	(43,775)	(53,524)
Effect of expenses that are not deductible in determining taxable profit	10,291	9,606
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,381)	(20,677)
Others	(9,657)	(7,076)

Subtotal	(47,522)	(71,671)

Income tax expense	344,110	245,043

Effective tax rate	21.2%	18.7%

(*)	The corporate tax rate is 11% up to 200 million won in tax basis, 22% over 200 million won to 20 billion won and 24.2% over 20 billion won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2017 and 2016, are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2017
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	424,035	71,062	(938)	494,159
Gain (loss) on valuation of derivatives	(42,730)	32,902	—	(9,828)
Accrued income	(69,769)	9,309	—	(60,460)
Provision for loan losses	1,017	(445)	—	572
Loans and receivables written off	51,393	(43,617)	—	7,776
Loan origination costs and fees	(108,192)	(26,285)	—	(134,477)
Defined benefit liability	211,353	52,442	2,990	266,785
Deposits with employee retirement insurance trust	(217,764)	(59,366)	—	(277,130)
Provisions for guarantees	41,108	(10,506)	—	30,602
Other provision	21,203	13,509	—	34,712
Others	(149,443)	22,786	12,489	(114,168)

Net deferred tax assets (liabilities)	162,211	61,791	14,541	238,543

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	448,234	(24,199)	—	424,035
Loss on valuation of derivatives	(38,648)	(4,082)	—	(42,730)
Accrued income	(81,927)	12,158	—	(69,769)
Provision for loan losses	817	200	—	1,017
Loans and receivables written off	51,703	(310)	—	51,393
Loan origination costs and fees	(104,006)	(4,186)	—	(108,192)
Defined benefit liability	191,784	30,165	(10,596)	211,353
Deposits with employee retirement insurance trust	(180,168)	(37,596)	—	(217,764)
Provisions for guarantees	69,202	(28,094)	—	41,108
Other provision	15,750	5,453	—	21,203
Others	(200,373)	50,718	212	(149,443)

Net deferred tax assets (liabilities)	172,368	227	(10,384)	162,211

(4)	Unrealizable temporary differences are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Deductible temporary differences	220,345	217,466
Tax loss carried forward	56,513	56,513
Taxable temporary differences	(866,294)	(866,294)

Total	(589,436)	(592,315)

(5)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Loss on valuation of AFS securities	(103,005)	(102,067)
Foreign currency translation of foreign operations	10,125	(2,363)
Remeasurement gain related to defined benefit plan	52,298	49,308

Total	(40,582)	(55,122)

(6)	Current tax assets and liabilities are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Current tax assets	—	—
Current tax liabilities	212,376	148,672

43.	EPS:

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean won in millions, except for EPS and number of shares):

	For the years ended December 31
	2017	2016
Net income attributable to common shareholders	1,276,112	1,065,602
Dividends to hybrid securities	(167,072)	(206,515)
Net income attributable to common shareholders	1,109,040	859,087
Weighted-average number of common shares outstanding	673 million shares	673 million shares
Basic EPS (Unit: Korean won)	1,648	1,277

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of guarantees are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Confirmed guarantees:
Guarantees for loans	157,299	79,566
Acceptances	229,705	333,943
Guarantees in acceptance of imported goods	108,238	97,606
Other confirmed guarantees	6,322,111	7,542,726

Total	6,817,353	8,053,841

Unconfirmed guarantees:
Local letters of credit	383,117	397,588
Letters of credit	3,615,934	3,807,199
Other unconfirmed guarantees	485,123	838,593

Total	4,484,174	5,043,380

Commercial paper purchase commitments and others	2,288,201	1,855,976

(2)	Details of loan commitments and other commitments are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Loan commitments	50,214,855	56,313,804
Other commitments	1,902,703	1,869,253

(3)	Litigation case

The Bank is involved in certain legal proceedings that are pending as follows

(Unit: Korean won in millions):

	December 31, 2017
	As plaintiff	As defendant
Number of cases	65 cases	130 cases
Amount of litigation	403,832	242,858
Provisions for litigations	7,750

	December 31, 2016
	As plaintiff	As defendant
Number of cases	54 cases	157 cases
Amount of litigation	287,146	232,485
Provisions for litigations	5,218

(4)	Other

The Bank provides clearance services for payments in Korean won to facilitate trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Bank has violated US laws by participating in prohibited transactions with countries sanctioned by the United States. The Bank has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Bank.

45.	RELATED-PARTY TRANSACTIONS:

Related parties of the Bank as of December 31, 2017, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 26 SPCs, HeungkukWoori Tech Company Private Placement Investment Trust No. 1 and five beneficiary certificates

Associates	Kumho Tires Co., Ltd., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 22 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean won in millions):

Related party		Title of account	December 31, 2017	December 31, 2016
Corporation that has significant influence over the Bank	KDIC (*1)	Other assets	—	270,041
		Deposits due to customers	—	1,894,631
		Other liabilities	—	15,568

Subsidiaries	Woori FIS Co., Ltd.	Other assets	114	99
		Deposits due to customers	27,216	40,078
		Other liabilities	18,365	16,248

	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	2,410	1,258
		Other liabilities	1	—

	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	2,718	2,657
		Other liabilities	517	1,534

	Woori Card Co., Ltd.	Other assets	20,209	13,619
		Derivative assets	—	156
		Deposits due to customers	65,326	64,954
		Other liabilities	14,457	14,769
		Derivative liabilities	1,232	—

	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	—	70,000
		Loans	22,600	—
		Allowance for credit loss	(23)	—
		Other assets	—	4,876
		Deposits due to customers	7,755	7,936
		Other liabilities	2,391	6,680

	Woori Private Equity Fund (*2)	Other assets	—	3
		Deposits due to customers	—	461

	Woori Credit Information Co., Ltd.	Other assets	2	—
		Deposits due to customers	15,585	16,913
		Other liabilities	10,739	10,503

	Woori America Bank	Cash and cash equivalents	3,658	4,394

	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	5,180	8,728
		Loans	160,710	157,105
		Allowance for credit loss	(166)	(240)
		Other assets	—	107
		Deposits due to customers	72	23

	Woori Global Markets Asia Limited	Loans	172,184	146,724
		Allowance for credit loss	(70)	(187)
		Deposits due to customers	6,057	272
		Other liabilities	23	—

	Woori Bank China Limited	Cash and cash equivalents	23,602	36,002
		Loans	246,422	247,743
		Allowance for credit loss	(230)	(347)
		Other assets	108,650	73,171
		Deposits due to customers	73,264	71,497
		Other liabilities	107,791	74,213

	AO Woori Bank	Cash and cash equivalents	16,222	453
		Loans	53,426	43,861
		Allowance for credit loss	(55)	(67)
		Other assets	44	8

Related party		Title of account	December 31, 2017	December 31, 2016
	Banco Woori Bank do Brasil S.A.	Loans	1,607	1,813
		Allowance for credit loss	(1)	(4)

	Korea BTL Infrastructure Fund	Other assets	9	9

Subsidiaries	Woori Fund Service Co., Ltd.	Deposits due to customers	6,458	5,154
		Other liabilities	829	816

	Woori Finance Cambodia PLC.	Loans	32,142	24,170
		Allowance for credit loss	(13)	(25)
		Other liabilities	2	—

	Woori Finance Myanmar Co., Ltd.	Loans	4,286	2,417
		Allowance for credit loss	(2)	(2)

	Woori EL Co., Ltd. (*2)	Deposits due to customers	—	22

	Woori Bank Vietnam Limited	Loans	17,410	—
		Allowance for credit loss	(143)	—
		Other assets	111,705	—

	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	1,510	2,317
		Other liabilities	91,762	62,221

	Structured entities	Loans	2,102	13,627
		Allowance for credit loss	(302)	(4,147)
		Other assets	40	164
		Derivative assets	725	3,739
		Deposits due to customers	11,853	6,959
		Other liabilities	1,629	1,153
		Derivative liabilities	2,740	—

	Beneficiary certificates	Other assets	2	23

Associates	Kumho Tires Co., Ltd.	Loans	170,553	295,075
		Allowance for credit loss	(156,621)	(650)
		Deposits due to customers	666	45,957
		Other liabilities	1	99

	Woori Service Networks Co., Ltd.	Deposits due to customers	1,311	2,572
		Other liabilities	325	358

	Korea Credit Bureau Co., Ltd.	Deposits due to customers	5,586	5,069
		Other liabilities	54	40

	Korea Finance Security Co., Ltd.	Deposits due to customers	2,854	2,801
		Other liabilities	7	6

Related party		Title of account	December 31, 2017	December 31, 2016
	Chin Hung International Inc.	Loans	—	4,044
		Allowance for credit loss	—	(4,011)
		Deposits due to customers	46,220	14,047
		Other liabilities	1,656	5

	Poonglim Industrial Co., Ltd.	Deposits due to customers	4	283

	STX Engine Co., Ltd.	Loans	106,044	107,856
		Allowance for credit loss	(88,603)	(89,436)
		Deposits due to customers	18,092	13,260
		Other liabilities	29	39

	Samho International Co., Ltd. (*3)	Loans	—	36,568
		Allowance for credit loss	—	(628)
		Deposits due to customers	—	82,917
		Other liabilities	—	127

Associates	STX Corporation	Loans	47,664	144,006
		Allowance for credit loss	(31,164)	(92,615)
		Deposits due to customers	77,555	14,412
		Other liabilities	27	23

	Well to Sea No. 3 Private Equity Fund (*4)	Loans	73,810	—
		Allowance for credit loss	(39)	—
		Deposits due to customers	61	—
		Other liabilities	27	—

	Others (*5)	Loans	499	619
		Allowance for credit loss	(471)	(253)
		Other assets	1	8
		Deposits due to customers	2,906	4,460
		Other liabilities	73	60

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	Woori Private Equity Fund has been excluded from the associates due to its liquidation during the year ended December 31, 2017.
(*3)	As the Bank sold its entire ownership interest of the entity, it is excluded from the investment in associates during the year ended December 31, 2017.
(*4)	Due to capital contribution by the Bank during the year ended December 31, 2017, the entity was included in the investment in associates.
(*5)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2017 and 2016.

(3)	Gain or loss from transactions with related parties is as follows (Unit: Korean won in millions):

			For the years ended December 31
Related party		Title of account	2017	2016
Corporation that has significant influence over the Bank	KDIC (*1)	Interest income	—	11,817
		Interest expenses	15,331	20,966

Subsidiaries	Woori FIS Co., Ltd.	Fees income	514	500
		Other income	7,473	6,838
		Other expenses	215,371	212,066

	Woori Private Equity Co., Ltd.	Fees income	12	10
		Interest expenses	9	215

	Woori Finance Research Institute	Fees income	9	8
		Other income	—	300
		Interest expenses	41	35
		Fees expenses	4,680	4,399

	Woori Card Co., Ltd.	Fees income	142,968	129,771
		Gains related to derivatives	—	156
		Other income	785	1,338
		Interest expenses	53	18
		Fees expenses	8	—
		Losses related to derivatives	1,359	—
		Other expenses	—	19

	Woori Investment Bank	Fees income	616	456
		Interest income	1,805	—
		Other income	4,061	4,412
		Interest expenses	20	6
		Other expenses	7,020	3,026
		Impairment losses due to credit loss	23	—

	Woori Private Equity Fund (*2)	Fees income	1	7
		Interest expenses	1	3

	Woori Credit Information Co., Ltd.	Fees income	58	59
		Dividends	504	1,008
		Other income	392	396
		Interest expenses	172	201
		Fees expenses	11,250	9,776

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	2,525	527
		Fees income	111	89
		Dividends	3,300	2,643
		Fees expenses	—	65
		Impairment losses due to credit loss (reversal of provision for credit loss)	(74)	175

	Woori Global Markets Asia Limited	Interest income	2,633	2,001
		Fees income	56	13
		Interest expenses	7	45
		Impairment losses due to credit loss (reversal of provision for credit loss)	(117)	48

			For the years ended December 31
Related party		Title of account	2017	2016
	Woori Bank China Limited	Interest income	3,114	2,911
		Fees income	486	297
		Other income	—	1
		Interest expenses	657	149
		Reversal of provision for credit loss	(117)	(194)

Subsidiaries	AO Woori Bank	Interest income	567	505
		Impairment losses due to credit loss (reversal of provision for credit loss)	(12)	6

	Banco Woori Bank do Brasil S.A.	Interest income	27	23
		Fees income	—	38
		Impairment losses due to credit loss (reversal of provision for credit loss)	(3)	2

	Korea BTL Infrastructure Fund	Dividends	27,290	29,679
		Fees income	78	76

	Woori Fund Service Co., Ltd.	Fees income	19	15
		Other income	164	156
		Interest expenses	98	58

	Woori Finance Cambodia	Interest income	658	557
		Fees income	10	5
		Impairment losses due to credit loss (reversal of provision for credit loss)	(12)	15

	Woori Finance Myanmar	Interest income	114	18
		Impairment losses due to credit loss	—	2

	Woori Bank Vietnam Limited	Interest income	708	—
		Impairment losses due to credit loss	143	—

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	7,389	7,507
		Interest expenses	727	653
		Other expenses	32	30

	Structured entities and others	Interest income	14	303
		Fees income	7,111	7,669
		Gains related to derivatives	725	957
		Interest expenses	9	9
		Reversal of impairment losses due to credit loss	(3,845)	(13,296)
		Losses related to derivatives	5,840	278

	Beneficiary certificates	Dividends	12,461	50,746

Associates	Kumho Tires Co., Ltd.	Interest income	2,641	2,430
		Fees income	5	6
		Interest expenses	1	68
		Impairment losses due to credit loss	155,971	99

	Woori Blackstone Korea Opportunity Private Equity Fund No. 1	Dividends	2,700	11,039

	Woori Service Networks Co., Ltd.	Dividends	8	12
		Other income	30	29
		Interest expenses	24	49

			For the years ended December 31
Related party		Title of account	2017	2016
	Korea Credit Bureau Co., Ltd.	Dividends	149	136
		Interest expenses	82	137
Associates	Korea Finance Security Co., Ltd.	Dividends	54	54
		Interest expenses	12	10

	Chin Hung International Inc.	Interest income	364	240
		Fees income	1	1
		Interest expenses	27	28
		Reversal of impairment losses due to credit loss	(4,011)	(625)

	Poonglim Industrial Co., Ltd.	Interest expenses	—	2
		Reversal of impairment losses due to credit loss	—	(1,557)

	STX Engine Co., Ltd.	Interest income	1,417	1,348
		Fees income	57	58
		Interest expenses	147	97
		Impairment losses due to credit loss (reversal of provision for credit loss)	(833)	63,797

	Samho International Co., Ltd. (*3)	Interest income	486	916
		Fees income	6	5
		Interest expenses	334	525
		Reversal of impairment losses due to credit loss	(628)	(5,174)

	Force TEC Co., Ltd. (*4)	Interest income	—	153

	STX Corporation	Interest income	219	1,039
		Fees income	30	75
		Interest expenses	6	7
		Impairment losses due to credit loss (reversal of provision for credit loss)	(61,451)	73,433

	Osung LST Co., Ltd. (*5)	Interest income	—	170
		Interest expenses	—	1
		Reversal of impairment losses due to credit loss	—	(338)

	Well to Sea No. 3 Private Equity Fund (*6)	Interest income	982	—
		Interest expenses	4	—
		Impairment losses due to credit loss	39	—

	Others (*7)	Interest expense	13	17
		Impairment losses due to credit loss	218	253

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	Woori Private Equity Fund has been excluded from the associates due to its liquidation that occurred during the year ended December 31, 2017.
(*3)	As the Bank sold its entire ownership interest of the entity, it is excluded from the investment in associates during the year ended December 31, 2017.
(*4)	The entity is not in scope for the associates because the Bank does not have significant influence over the entity due to an ongoing workout process under receivership as of December 31, 2017.

(*5)	As the Bank sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*6)	Due to capital contribution by the Bank during the year ended December 31, 2017, the entity was included in the investment in associates.
(*7)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of December 31, 2017, and Saman Corporation, Kyesan Engineering Co., Ltd., Gachi Staff Co., Ltd., QTS Shipping Co., Ltd., and others were included as of December 31, 2016.
(4)	Guarantees provided to the related parties are as follows (Unit: Korean won in millions):

	Warranty	December 31, 2017	December 31, 2016
KDIC (*1)	Loan commitment	—	1,500,000
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	1,388	26,959
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	151,385	94,891
Woori Global Markets Asia Limited	Confirmed guarantees in foreign currencies	—	19,336
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	69,940	104,077
AO Woori Bank	Confirmed guarantees in foreign currencies and others	34,683	44,649
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies	22,987	27,480
Korea BTL Infrastructure Fund	Securities purchase contract	311,078	313,778
Woori Finance Cambodia PLC.	Loan commitment	16,071	3,626
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	26,285	—
Structured entities	Loan commitment in local currency	830,100	466,080
	Loan commitment	810	572
Kumho Tires Co., Ltd.	Import credit in foreign currencies and others	4,181	24,187
	Loan commitment	—	126,435
Chin Hung International Inc.	Loan commitment	31,749	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	68,858	63,103
Samho International Co., Ltd. (*2)	Loan commitment	—	27,742
STX Corporation	Import credit in foreign currencies and others	17,557	24,316
Well to Sea No. 3 Private Equity Fund (*3)	Loan commitment	236,190	—

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the corporation that has significant influence over the Bank.
(*2)	As the Bank sold its entire ownership interest of the entities, they are excluded from the investment in associates.
(*3)	Due to capital contribution by the Bank during the year ended December 31, 2017, the entity was included in the investment in associates.

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 74,205 million won and 73,381 million won as of December 31, 2017 and 2016, respectively.

(5)	Commitments of derivatives to the related parties are as follows (Unit: Korean won in millions):

	Warranty	December 31, 2017	December 31, 2016
Woori Card Co., Ltd.	Unsettled commitment	100,000	50,000
Woori Investment Bank	Unsettled commitment	—	109,974
Woori Bank China Limited	Unsettled commitment	—	96,152
Structured entities	Unsettled commitment	782,914	350,000

(6)	Details of compensation to key management are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2017	2016
Salaries	12,024	9,523
Severance and retirement benefits	472	424

Total	12,496	9,947

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,439 million won and 6,309 million won, respectively, as of December 31, 2017, and with respect to the assets, the Bank has not recognized any allowance or provision.

46.	TRUST ACCOUNTS:

(1)	Trust accounts of the Bank are as follows (Unit: Korean won in millions):

	Total assets		Operating income
	December 31, 2017	December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2016
Trust accounts	43,895,511	38,807,666	1,029,501	751,691

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Receivables:
Trust fees receivable	25,286	23,667
Payables:
Deposits due to customers	585,832	1,919,324
Borrowings from trust accounts	2,711,529	2,687,776

Subtotal	3,297,361	4,607,100

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Revenue:
Trust fees	141,999	78,616
Expenses:
Interest expenses on deposits due to customers	17,768	47,604
Interest expenses on borrowings from trust accounts	31,956	45,012

Subtotal	49,724	92,616

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows:

1)	As of December 31, 2017 and 2016, the carrying values of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Principal guaranteed trusts:
Old age pension trusts	4,058	4,513
Personal pension trusts	530,556	532,959
Pension trusts	791,920	741,759
Retirement trusts	50,035	53,773
New personal pension trusts	8,563	8,536
New old age pension trusts	2,467	2,919

Subtotal	1,387,599	1,344,459

Principal and fixed rate of return guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	801	787

Subtotal	820	806

Total	1,388,419	1,345,265

2)	The amounts that the Bank must pay by the principal guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean won in millions):

	December 31, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	32	30

Review Report on Internal Accounting Control System (“IACS”)

English Translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Woori Bank

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of Woori Bank (the “Bank”) as of December 31, 2017. The Management’s Report and the design and operation of IACS are the responsibility of the Bank’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Bank’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2017, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2017, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of the Bank’s IACS; making inquiries regarding the Management’s Report; and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Bank’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with Korean International Financial Reporting Standards, for preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. In addition, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Bank’s IACS as of December 31, 2017, and we did not review its IACS after December 31, 2017. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

March 14, 2018

Report on the Operations of

the Internal Accounting Control System

English Translation of a Report Originally Issued in Korean on March 14, 2018

To the Board of Directors and Audit Committee of

Woori Bank

I, as the internal accounting control officer (“IACO”) of Woori Bank (“the Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2017.

The Bank’s management, including IACO, is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud, which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the Bank’s IACS.

Based on our assessment on the IACS as of December 31, 2017, the Bank’s IACS has been appropriately designed and is operating effectively as of December 31, 2017, in all material respects, in accordance with the IACS Framework established by the Korean Listed Companies Association.

February 22, 2018

Internal Accounting Control System Officer

Lee, Won Duk

Chief Executive Officer

Sohn, Tae Seung